
ARI

GROWING SALES, SERVICE AND PROFITS THROUGH TECHNOLOGY


07083805

2007 Annual Report

Letter to Shareholders

Form 10 KSB

Financial Statements

Proxy Statement

BEST AVAILABLE COPY

A leading provider of proven sales and profit-building solutions for dealers, distributors and manufacturers in the manufactured equipment markets.



Brian E. Dearing
Chairman and Chief Executive Officer

Each year, my letter to you includes a bit of a report card on our growth strategy and the progress we made in executing on it. While we accomplished many of our objectives for fiscal 2007, there are still some areas that need improvement.

In this letter, I'll reflect on what went right, and how we can leverage that success in the future, as well as on what went wrong, and what we've done to address the issues going forward.

Successfully Executing on Three of Our Four Growth Initiatives

Our fundamental strategy is very simple and has not changed. Our goal is to sell more products to our large base of dealers, distributors and manufacturers. Last year, I told you I thought we had the right strategy and that we needed to improve our execution — and we did. In fiscal 2007, we made very good progress on three of our four initiatives.

1. Maintain and enhance our leadership in the electronic parts catalog business.
2. Develop and extend our new marketing services business.
3. Establish a dealer-direct business model for Europe.
4. Pursue selected synergistic acquisitions.

We maintained our core catalog business — in fact, the U.S. catalog subscription business increased by 2%.
The marketing services business quadrupled, driven by both organic growth and the acquisition of OC-Net, a California-based website company that was acquired in the second quarter. Our ability to sell OC-Net's enhanced website development, hosting and eCommerce software to our base of dealer customers has generated the increased sales that made this acquisition so attractive from the beginning.

Our success on initiatives 1, 2 and 4 — increased catalog sales, the growing marketing services business, and the OC-Net acquisition — all contributed to the increase in revenues.

While we showed good growth on the top line, our net income was down significantly from the prior year. This was due to a number of factors. There were additional expenses in sales and marketing and business development, from which we expect to reap rewards next year. There were also two problem areas: (1) difficulties in the field with the new version of PartSmart®, and (2) the shortfall in our European operation.

PartSmart Version 8.0: Challenges Overcome

The PartSmart product currently generates about three-quarters of our revenue. Dealers use it to look up original equipment parts needed by customers whose lawn mower or motorcycle is being repaired.

In response to the changes in the Windows-PC environment and the desire to be able to take advantage of the new capabilities offered by contemporary hardware and software, we re-platformed the product. PartSmart 8.0 was the result.

Although the early reviews were positive, once the product began to be deployed at a large number of dealerships, problems with its installation and operation began to emerge. A PartSmart SWAT team met daily to address the situation. We supplemented our help-desk staff with contract labor and put the software on a crash get-well course. The culmination of this process is PartSmart 8.4, which has addressed the primary issues and is receiving positive reviews from dealers.

The bad news: this cost a lot of money. *The good news:* we believe we are out of the woods. Our customers are once again enthusiastic about PartSmart. We can now turn our attention to adding new functionality that our customers want to have.

European Operation: Turning Potential into Performance

Europe still represents a significant opportunity for your company, but we have been unable to fully capitalize on it for the past two years.

I say it is an opportunity because the European economy is collectively about the size of that of the United States, and the service and distribution channels for manufactured equipment are akin to those in North America. Dealers, distributors and manufacturers experience similar problems and opportunities, which our software and services squarely address. Furthermore, our U.S. manufacturers expect that we will be able to support their dealers in Europe.

We need to turn this potential into performance. To make this happen, we have changed the management and the entire sales team, downsizing in the process. Our new VP of Global Sales and Marketing has direct oversight of the unit, and the telesales team is under the same management as the U.S. telesales team. Our new team of two telesales representatives who joined in September have already outsold last year's entire team of five for the month of October, and we have added an outside sales representative to call on manufacturers and distributors.

While the early positive returns from these changes are encouraging, we will continue to monitor the progress of this operation very closely during each quarter of fiscal 2008. Making this business financially successful remains a priority for all of us.

Moving Ahead to a Better Fiscal 2008

In spite of the positive results for fiscal 2007 in many areas of our business, the fact remains that our profits were down. I believe this is reflected in our stock price, which is 25% lower than it was when I wrote to you at this time last year. I am a significant shareholder of ARI, and like you, I'm not happy about this situation. I know we can do better.

The expenses for the PartSmart redeployment, along with consulting fees for an acquisition that was not completed and severance payments amounted to approximately $1 million in fiscal 2007. These are expenses that we do not expect to incur again next year.

In addition to growing revenues and resolving issues, a major focus for us in fiscal 2007 was to continue strengthening the balance sheet. We did very well in this area and in fact, come February 1, 2008 our total debt will be down to approximately $600,000. This debt is entirely from the OC-Net acquisition. All of our other previous debt obligations will have been paid.

In fiscal 2007, we generated cash from operations of $1.1 million and used it and our beginning cash balance to repay debt, fund the OC-Net acquisition and invest in additional hardware and software for our business. We expect to benefit from these actions in the year ahead.

Our primary objectives for fiscal 2008 are to continue to increase revenues and to improve operating income from the fiscal 2007 levels. Our catalog business remains solid and our marketing services business – now almost a quarter of our revenues – is growing nicely. We are also looking for sales growth from the investments we made in fiscal 2007, and we are continuing to pursue our acquisition program.

Together, all of these things set the stage for a better fiscal 2008.

As always, I thank you for your continued support and interest in our success.

Brian E. Dearing
Chairman of the Board of Directors
and Chief Executive Officer
November 12, 2007

Statements in this letter include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. The forward-looking statements can generally be identified by words such as "believes," "anticipates," "expects" or words of similar meaning. Forward-looking statements also include statements relating to the Company's future performance, such as future prospects, revenues, profits and cash flows. The forward-looking statements are subject to risks and uncertainties, which may cause actual results to be materially different from any future performance suggested in the forward-looking statements. Such risks and uncertainties include those factors described under "Forward Looking Statements Disclosure" in Exhibit 99.1 of the Company's annual report on Form 10-KSB for fiscal year ended July 31, 2006 filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements. For more information, please refer to the Company's filings with the Securities and Exchange Commission.



FINANCIAL HIGHLIGHTS

(Dollars in thousands except per share items)

	2007	2006	2005	2004	2003
Earning Information					
Revenues	$ 15,435	$ 14,002	$ 13,661	$ 13,439	$ 13,863
Operating Income	165	2,069	2,146	1,286	(341)
Net income (loss)	101	3,210	2,815	1,055	(1,348)
Fully diluted net income (loss) per share	$ 0.02	$ 0.49	$ 0.42	$ 0.17	$ (0.21)
Cash Flow Information					
Net cash provided by (used in) operating activities before changes in working capital	$ 1,717	$ 2,979	$ 2,781	$ 2,652	$ 1,584
Net cash provided by (used in) investing activities	(2,174)	(1,299)	(1,503)	(818)	(687)
Net cash provided by (used in) operating and investing activities before changes in working capital	$ (457)	$ 1,680	$ 1,278	$ 1,834	$ 897
EBITDA	1,689	3,231	2,994	2,976	1,626
Year End Cash Balance	$ 1,050	$ 3,584	$ 3,651	$ 3,357	$ 2,120



REVENUE BY SERVICE
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
2003
2004
2005
2006
2007
Catalog subscriptions
Marketing services
Dealer & distributor communications
Catalog professional services
Marketing professional services



NET INCOME
3500
3000
2500
2000
1500
1000
500
0
-500
-1000
-1500
2003
2004
2005
2006
2007
Net income (loss)



MARKETING SERVICES REVENUE
2500
2000
1500
1000
500
0
2003
2004
2005
2006
2007



EBITDA
3500
3000
2500
2000
1500
1000
500
0
2003
2004
2005
2006
2007



Earn/Burn Rate
$3,000
$2,000
$1,000
$-
$(1,000)
$(2,000)
$(3,000)
2003
2004
2005
2006
2007
Cash provided by Operations b/f WC Changes
Cash used in investing

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2007

( ) TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-19608

ARI Network Services, Inc.
(Name of small business issuer in its charter)

WISCONSIN
(State or other jurisdiction of incorporation or organization)

39- 1388360
(IRS Employer Identification No.)

11425 W. Lake Park Drive, Milwaukee, Wisconsin 53224
(Address of principal executive office)

Issuer's telephone number (414) 973-4300

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:
Common Stock, par value $0.001 per share
(Title of Class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.[ ]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those sections.

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.
YES ✓ NO

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.[✓]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES NO ✓

Issuer's revenues for the most recent fiscal year. $15,435,000

As of October 21, 2007, the aggregate market value of the Common Stock held by non-affiliates (based on the closing price on the NASDAQ bulletin board) was approximately $7.6 million.

As of October 21, 2007, there were 6,647,155 shares of the registrant's shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement, to be filed with the Securities and Exchange Commission no later than 120 days after July 31, 2007, for the 2007 Annual Meeting of Shareholders are incorporated by reference in Part III hereof.

Transitional Small Business Disclosure Format (check one).
YES NO ✓



ARI Network Services, Inc.

FORM 10-KSB
FOR THE FISCAL YEAR ENDED JULY 31, 2007
INDEX

PART I - FINANCIAL INFORMATION

PART II - OTHER INFORMATION

PART III - OTHER INFORMATION

Item 1. *Description of Business*

Business Overview

ARI Network Services, Inc. ("we", the "Company" or "ARI") is a leading provider of electronic parts catalogs, marketing services and related technology and services designed to increase sales and profits for dealers, distributors and manufacturers in the manufactured equipment markets. We focus our sales and marketing on the North American and European manufactured equipment industry (the "Equipment Industry"), providing direct sales and service in North America and operating through a combination of direct sales and service and value-added sales and service agents elsewhere. Sales in these markets are driven by dealers' and other servicing agents' need for technical parts and service information needed to perform repair, warranty, and maintenance services, as well as to increase sales and reduce operating costs. The Equipment Industry is made up of separate sub-markets in which the manufacturers often share common distributors, retail dealers and/or service points. These sub-markets include: outdoor power, power sports, motorcycles, agricultural equipment, marine recreation vehicles, floor maintenance, auto and truck parts aftermarket, construction, and others. By "Equipment", we mean capital goods which are repaired rather than discarded when broken and for which sales and service are generally performed by a distributed network of independent dealers and/or repair shops. The Equipment Industry has been a growing percentage of our revenue over the past three years, representing 97% of fiscal 2007 revenue. We expect the Equipment Industry to continue to be the Company's largest Industry in fiscal 2008, and expect to expand into other sub-markets within the Equipment Industry which have similar business needs.

Our products and services enable Equipment Industry dealers and distributors to automate business communications with the manufacturers and distributors whose products they sell and service, and to market to new customers and prospects. We supply three types of software and services: (i) robust Web and CD-ROM electronic parts catalogs, (ii) marketing services, including a website creation service and technology-enabled direct mail and (iii) eCommerce services. The electronic cataloging products and services enable partners in a service and distribution network to look up electronically technical reference information such as illustrated parts lists, service bulletins, price files, repair instructions and other technical information regarding the products of multiple manufacturers. Marketing services help a dealer increase revenue. For example, the website creation service makes it easy for a dealer to create a professional web presence and optionally to conduct electronic business with its customers. The eCommerce services allow the dealers to exchange electronic business documents such as purchase orders, invoices, warranty claims, and status inquiries with the manufacturers and distributors who supply them. Our products and services use the Internet for data transport and a combination of the World-Wide Web and CD-ROM technology for user interfaces and data presentation. At this time, the primary product line is electronic catalogs. We expect that marketing services will represent a larger percentage of revenues over time, as management attention is focused in this area. In fiscal 2007, electronic parts catalog and marketing services represented 81% and 14% of revenue, respectively.

Our sales and marketing activities are focused on dealers, distributors and/or service points directly and on Equipment Industry manufacturers and distributors that sponsor our products and services within the service and distribution network. Using direct sales, we sell additional dealers as well as additional databases and additional products (such as WebsiteSmart Pro™) to existing dealer customers. These products are used by dealers to save time and money, as well as to increase revenues. We also sell directly to distributors and manufacturers. We believe that the implementation of our products can reduce internal costs for manufacturers and distributors and increase loyalty and productivity in the service and distribution network as well as end-customer satisfaction. In addition to software licenses and support services, a typical implementation for a given manufacturer or distributor will involve professional services for project management, software customization and continuing catalog updates.

An important aspect of our business is the relationships we have developed with over 85



dealer business management system providers through our COMPASS Partners™ program. A dealer business management system is used by a dealer to manage inventory, maintain accounting records, bill customers and focus marketing efforts. Our software's ability to interface with these systems provides the dealer with a more robust, informative, and cost-effective solution. It also differentiates us from competitors.

The Company recently began a small new operation to offer insurance and financing services to dealers in the Powersports industry. This operation may or may not continue in its present form, depending on results.

As part of our historical business practice, we continue to provide eCommerce services to the North American agribusiness industry, which accounted for 3% of our total revenue in fiscal 2007.

No single customer directly accounted for 10% or more of our revenues in fiscal 2007.

The following table sets forth certain Catalog, Customer and Subscription information by region derived from the Company's financial and customer databases. The number of distinct distributors and dealers is estimated because some subscriptions are distributed by third parties (including manufacturers), which may or may not inform ARI of the distributors and/or dealers to which the subscription is distributed and therefore, comparisons to prior periods may or may not be indicative of business trends. Furthermore, at the present time we do not have an accurate method of counting dealers and subscriptions when a catalog is delivered via the website of a manufacturer or distributor who is our customer, so the information below may understate our market position. The drop in subscriptions between fiscal 2006 and 2007 is due primarily to a large OEM customer changing to an in-house solution.

Catalog, Customer and Subscription Information by Region

	Catalogs	Distinct Manufacturers	Subscriptions	Distinct Distributors (Estimated)	Distinct Dealers (Estimated)
As of July 31, 2007:					
North America	90	66	64,330	89	20,212
Non-North American	53	7	6,325	62	3,384
Included in both Regions	(43)	0	0	0	0
Total	100	73	70,655	151	23,596
As of July 31, 2006:					
North America	86	62	71,375	104	22,833
Non-North American	58	9	9,134	50	5,701
Included in both Regions	(48)	0	0	0	0
Total	96	71	80,509	154	28,534
Variance:					
North America	4	4	(7,045)	(15)	(2,621)
Non-North American	(5)	(2)	(2,809)	12	(2,317)
Included in both Regions	5	0	0	0	0
Total	4	2	(9,854)	(3)	(4,938)

"Catalog" = A separately sold and/or distributed parts catalog. A manufacturer may have more than one catalog. More than one brand or distinct product line may be included in a catalog.

"Distinct Manufacturer" = A single independent manufacturer, not owned by another manufacturer, served by ARI. Distinct manufacturers are included in the region they most serve even if they have catalogs in both regions.

"Subscription" = A single catalog subscribed to by a single dealer or distributor. A dealer or distributor may have more than one subscription.

"Distinct Distributor" = A single independent distributor, not owned by another distributor, served by ARI. A distributor generally buys from manufacturers and sells to dealers.

"Distinct Dealer" = A single independent servicing dealer, not owned by another dealer, served by ARI.



Our executive offices are located at 11425 West Lake Park Drive, Milwaukee, Wisconsin 53224-3025 and our telephone number at that location is (414) 973-4300. ARI is a Wisconsin corporation, incorporated in 1981. We maintain a website at http://www.arinet.com, which is not part of this report.

Mission and Strategy

Our mission is to be the leading provider of electronic parts catalogs, marketing services and related technology and service to increase sales and profits for dealers in selected manufacturing industry segments, primarily those with shared distribution channels and service networks. Our vision is that whenever a dealer in one of our target markets accesses technical parts and service information electronically from a manufacturer or distributor or markets its products and services to its customers, it will use at least some of our products and services to do so. To achieve this vision, our strategy is to concentrate on a few vertical markets, and to be the leading provider of electronic catalog products and services in those markets. After establishing a position in a market, we will then bring other products and services to bear – including marketing services - in order to expand our presence and solidify our competitive position. Our goal is to provide a complete array of high-quality electronic catalog, marketing, and eventually, other services that industry participants will adopt and use effectively.

During fiscal 2008, the Company is focused on four growth initiatives, which are the same ones pursued in fiscal 2007: (i) maintaining and enhancing the current base of catalog business; (ii) growing the marketing services business; (iii) expanding our dealer-direct business model in Europe; and (iv) making selected synergistic acquisitions.

To maintain and enhance the current base of catalog business, we are seeking to maintain a renewal rate of approximately 85% on dealer catalog subscriptions and to sell new catalogs and dealers at a rate sufficient to replace the revenue from non-renewing subscriptions, or to increase it slightly. Catalog subscription revenue grew by 2% in fiscal 2007 and our renewal rate maintained at approximately 85%. We believe that we are highly penetrated in our two primary markets (Outdoor Power and Power Sports) both in terms of dealers and catalog titles, but there are opportunities for some additional growth in related markets (such as Agricultural Equipment).

Our primary new product initiative in North America is marketing services, which includes WebsiteSmart Pro™, ARI MailSmart™, and additional add-on products, including EMailSmart™ and our automated website content management services. These products respond directly to our customers' desire for assistance from a trusted partner like ARI in marketing and selling to their customers and prospects. We are investing in additional sales and marketing resources as well as in product development to support this initiative. Our marketing services business grew approximately 354% in fiscal 2007, inclusive of the OC-Net acquisition.

In Europe, our focus has shifted from a historical business model in which we sold only indirectly to dealers through manufacturers, distributors, or value-added resellers to a business model in which we sell and support dealers directly in their native languages. During the second half of fiscal 2005, we opened an office in Alphen aan den Rijn, The Netherlands, and staffed it with approximately 10 employees. Through a combination of direct selling and unbundling our current indirect business relationships, we have established a direct-to-dealer business model. We believe that this will enable us to reverse the decline in European revenues and position ourselves for growth in the future by introducing additional products – including marketing services – to European dealers. In fiscal 2005, we invested in sales and marketing staff in Europe as well as product development in support of this initiative. Due to the disappointing results, we have replaced and downsized the European sales staff during fiscal 2007.

Finally, we continue to seek acquisitions that will solidify or accelerate our market position in both the catalog and marketing services markets. During fiscal 2007, we acquired OC-Net, a provider of websites to dealers and manufacturers.



Products and Services

We offer three basic kinds of services to our customers in the Equipment Industry: (i) *electronic catalogs* for publishing and viewing technical reference information about the equipment, (ii) *marketing services*, including website creation services which allow a dealer to create and maintain a website and (iii) *eCommerce services* for exchanging documents such as purchase orders, invoices, and warranty claims.

The following table shows the products and services that we offer, a brief description of them and the industries where they are currently in use.

ELECTRONIC CATALOG PRODUCTS AND SERVICES		
Product or Service	**Description**	**Primary Industry/Market**
PartSmart® Classic™	Electronic parts catalog for equipment dealers, formerly PartSmart Version 6.	Equipment- all sub-markets except RV
PartSmart® 8™	Electronic parts catalog for equipment dealers	Equipment- all sub-markets except RV
PartSmart® Web™	Web based electronic parts catalog, formerly EMPART*web*.	Equipment - all sub-markets
Lookupparts.com	PartSmart Web-based lookup service offered to dealers on a subscription basis	Equipment - all sub-markets except RV
PartSmart® Web™ ASP	Electronic parts catalog viewing software offered as a hosted service for individual distributors and manufacturers, formerly EMPART*web ASP*.	Equipment - all sub-markets
PartSmart® Cart™	Add-on product to PartSmart Web that facilitates order taking from the catalog	Equipment - all sub-markets
PartSmart® Data Manager™	Electronic parts catalog creation software used to produce catalogs for viewing on PartSmart Classic, PartSmart 8, and PartSmart Web.	Equipment - all sub-markets
PartSmart® Data Publisher™	Add-on product to PartSmart Data Manager that facilitates the creation of a file of parts and related information for use in PartSmart PDF Catalog Composer Module	Equipment – all sub-markets
PartSmart® PDF Catalog Composer™ Module	Add-on product to PartSmart Data Manager that facilitates the creation of a parts manual, price sheet or other parts-related publications in the Adobe Acrobat format for printing, electronic distribution or online display	Equipment – all sub-markets
Electronic publishing services	Project management, data conversion, editing, production, and distribution services for manufacturers who wish to outsource catalog production operations	Equipment - all sub-markets
EMPART*viewer*™	Electronic parts catalog viewing software	Equipment - RV
Professional services	Project management, software customization, back-end system integration, roll-out management, and help desk support services	Equipment - all sub-markets



MARKETING SERVICES		
Product or Service	**Description**	**Primary Industry/Market**
WebsiteSmart Pro™	Software to create customized websites and conduct business electronically, including optional shopping cart, superseding WebsiteSmart.	Equipment - outdoor power, power sports
WebsiteSmart™	Software to create customized websites and conduct business electronically, including optional shopping cart	Equipment - outdoor power, power sports
Professional Services	Large-scale website creation, hosting and maintenance services	Equipment – all sub-markets
ARI MailSmart™	Direct mail solution that enables users to cost-effectively and efficiently reach customers and prospects with customized messages	Equipment – all sub-markets
eMailSmart™	Email solution that enables users to stay in touch with customers through special offers and a quarterly newsletter	Equipment – all sub-markets
Content Management Services	Add-on solution to WebsiteSmart and Website-Smart Pro that automatically updates a website with Weather Alerts, promotions based on customer seasonality and supplier promotions	Equipment – all sub-markets

eCOMMERCE PRODUCTS AND SERVICES		
Product or Service	**Description**	**Primary Industry/Market**
TradeRoute®	Document handling and communications for product ordering, warranty claims and other business documents	Equipment - Outdoor power and RV
WarrantySmart™	Web-based end-to-end warranty claims processing system that enables dealers, distributors and manufacturers to streamline product registration and warranty claim submission and processing, as well as check claim status online.	Equipment – all sub-markets

As part of our historical business practice, we continue to provide electronic transaction services to the North American agribusiness industry, representing approximately 3% of our fiscal 2007 revenue.

Acquisitions

Since December 1995, ARI has had a business development program aimed at identifying, evaluating and closing acquisitions which augment and strengthen our market position, product offerings, and personnel resources. Since the program's inception, six completed business acquisitions, as well as one software product acquisition, have resulted.



The following table shows selected information regarding these acquisitions:

Acquisition Date	Acquired Company/Product and Location	Description of Acquired Business or Product Rights
November 4, 1996	cd*.IMG, Inc. ("CDI") New Berlin, WI	CDI developed the Plus[1]® electronic parts catalog which featured parts information from over 20 manufacturers in the outdoor power, marine, motorcycle and power sports industries and was replaced with the Partsmart electronic catalog.
September 30, 1997	Empart Technologies, Inc. ("EMPART") Foster City, CA	EMPART provided us with the EMPART*publisher* and EMPART*viewer* software.
September 15, 1998	POWERCOM-2000 ("POWERCOM"), a subsidiary of Briggs & Stratton Corporation Colorado Springs, CO	POWERCOM provided electronic catalog and communication services to a number of manufacturers in North America, Europe, and Australia in the outdoor power, power tools, and power sports industries.
May 13, 1999	Network Dynamics Incorporated ("NDI") Williamsburg, VA	NDI provided us with the PartSmart electronic catalog which was used by over 10,000 dealers to view catalogs from 50 different manufacturers in 6 sectors of the Equipment Industry.
October 27, 2003	VertX Commerce Corporation ("VertX") San Diego, CA	VertX provided us with the WebsiteSmart™ software to create customized dealer websites.
September 30, 2004	Co-ownership rights to software products of Service Management Group, Inc. Hattiesberg, MS	Software code upon which Warranty Smart is based, as well as miscellaneous related (but undeployed) products.
January 26, 2007	OC-Net, Inc. ("OC-Net") Cypress, CA	OC-Net developed WebsiteSmart Pro, which has replaced WebsiteSmart. OC-Net also develops and hosts large-scale websites including Yamaha's US dealer services site.

Competition

Competition for ARI's products and services in the Equipment Industry varies by product and by sub-market. No single competitor today competes with us on every product in each of our targeted vertical Equipment Industry sub-markets. In electronic catalog software and services, the largest direct competitor is Snap-on Business Solutions, which offers electronic service catalogs in the motorcycle, marine, outdoor power and auto markets. In addition, there are a variety of small companies focused on specific industries. Many of the smaller companies may also represent acquisition targets for us. There are also other companies that provide more general catalog services such as Stibo, Pindar and IHS that may in the future directly compete with us in our target markets. In addition, there are also a number of larger companies which have targeted Web-based catalogs for procurement, such as Ariba, and i2 Technologies, Inc., which could expand their offerings to address the needs of our markets and become competitors in the future. WebSiteSmart Pro™ has many competitors, including Dominion Enterprises, 50 Below, and many internet service providers. In the eCommerce part of our business, the primary competition comes from in-house information technology groups who may prefer to build their own Web-based proprietary systems, rather than use our industry-common solutions. Snap-on Business Solutions also offers a communication solution. There are also large, general market eCommerce companies like AT&T Communications, Inc., which offer products and services which could address some of our customers' needs. These general eCommerce companies do not typically compete with us directly, but they could decide to do so in the future. These companies may also represent alliance partner opportunities for us. In addition, as in the catalog side of our business, there are a variety of small companies focused on specific industries which compete with us and which may also represent acquisition targets. Another potential source of competition in the future is the group of companies attempting to build so-called "net communities," such as VerticalNet, which could expand their offerings to target our served markets. In addition, companies focused on asset management or post-sales services, such as Servigistics, could expand their offerings and enter our markets; these companies may also represent alliance partner candidates. Finally, given the current pace of technological change, it is possible that as yet unidentified well-capitalized competitors could emerge, that existing competitors could merge and/or obtain additional capital thereby making them more formidable, or that new technologies could come on-stream that could threaten our position.

ARI's primary competitive advantages are (i) our focus on our target markets and the industry knowledge and customer relationships we have developed in those target markets, (ii) our robust electronic parts catalog software products, (iii) the e-commerce contribututions of our WebsiteSmart Pro product, and (iv) our relationships with over 85 dealer business management system providers. We believe that our competitive advantages will enable us to compete effectively and sustainably in these markets.

Employees

As of October 14, 2007, we had 103 full-time equivalent employees. Of these, 12 are engaged in maintaining or developing software and providing software customization services, 34 are in sales and marketing, 13 are engaged in catalog creation and maintenance or database management, 36 are involved in customer implementation and support and 8 are involved in administration and finance. None of these employees is represented by a union.

Item 2. *Description of Properties*

ARI occupies approximately 17,000 square feet in an office building in Milwaukee, Wisconsin, under a lease expiring June 30, 2009. This facility houses our headquarters and one of our computer server rooms. In Colorado Springs, Colorado, we occupy approximately 5,200 square feet of office space under a lease expiring March 31, 2011. In Williamsburg, Virginia we occupy approximately 5,100 square feet of office space under a lease that expires October 1, 2009. In Cypress, California, we occupy approximately 5,000 square feet of office space under a lease expiring August 31, 2011. This facility houses our second computer server room. In Nashville, Tennessee, we occupy approximately 1,500 square feet of office space which is subleased on a month to month basis.

Item 3. *Legal Proceedings*

We are not currently a party to any material legal proceedings.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

Executive Officers of the Registrant

The table below sets forth the names of ARI's executive officers as of October 14, 2007. The officers serve at the discretion of the Board.

Name	Age	Capacities in which they serve
Brian E. Dearing	52	Chairman of the Board, CEO and President
John C. Bray	50	Vice President of Business Development and Strategy
Roy W. Olivier	48	Vice President of Global Sales and Marketing

Brian E. Dearing. Mr. Dearing has been Chief Executive Officer and President and a director since 1995, Chairman of the Board of Directors since 1997 and is currently acting as secretary and Chief Financial Officer. Prior to joining ARI, Mr. Dearing held a series of electronic commerce executive positions at Sterling Software, Inc. in the U.S. and in Europe. Prior to joining Sterling in 1990, Mr. Dearing held a number of marketing management positions in the EDI business of General Electric Information Services from 1986. Mr. Dearing holds a Masters Degree in Industrial Administration from Krannert School of Management at Purdue University and a BA in Political Science from Union College.

John C. Bray. Mr. Bray was appointed Vice President of Sales in September 1996, then became Vice President of New Market Development in March 2002, then Vice President of Business Development in June 2003, adding Vice President of Strategy in January 2006. Prior to joining ARI, Mr. Bray was Manager of Global Internet Sales and Consulting at GE Information Services in Rockville, Maryland. Before joining GE, Mr. Bray had a six year sales career at AT&T, culminating in his appointment as Regional Vice President of Sales for AT&T's EasyLink Services, marketing electronic commerce services. He holds a BA in marketing from the University of Iowa.

Roy W. Olivier. Mr. Olivier joined ARI in September 2006 as Vice President of Global Sales and Marketing. Before joining ARI, Mr. Olivier was a consultant to start-up, small and medium-sized businesses. Prior to that, he was Vice President of Sales & Marketing for ProQuest Media Solutions, a business he founded in 1993 and sold to ProQuest in 2000. Prior to that, Mr. Olivier held various sales and marketing executive and managerial positions with several other companies in the telecommunications and computer industries, including Multicom Publishing Inc., BusinessLand and PacTel.

PART II

Item 5. *Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities*

ARI's common stock is currently quoted on the NASDAQ Over the Counter Bulletin Board ("OTCBB") under the symbol ARIS. The following table sets forth the high and low sales price for the periods indicated. OTCBB quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

Fiscal Quarter Ended	High	Low
October 31, 2005	$2.800	$2.200
January 31, 2006	$2.500	$1.530
April 30, 2006	$2.500	$1.900
July 31, 2006	$2.420	$2.050
October 31, 2006	$2.250	$1.900
January 31, 2007	$2.180	$1.800
April 30, 2007	$2.280	$1.850
July 31, 2007	$2.000	$1.350

As of October 18, 2007, there were approximately 205 holders of record of the Company's common stock. The Company has not paid cash dividends to date and has no present intention to pay cash dividends.

During the quarter ended July 31, 2007, the Company did not sell any equity securities which were not registered under the Securities Act or repurchase any of its equity securities.



Item 6. *Management's Discussion and Analysis or Plan of Operation*

The following table sets forth certain financial information with respect to the Company as of and for each of the five years in the period ended July 31, 2007, which was derived from audited Financial Statements and Notes thereto of ARI Network Services, Inc. Audited Financial Statements and Notes as of July 31, 2007 and 2006 and for each of the years in the period ended July 31, 2007 and 2006, and the reports, thereon, of Wipfli LLP are included elsewhere in this Report. The selected financial data should be read in conjunction with "Management's Discussion and Analysis or Plan of Operation" and the Financial Statements and Notes thereto included elsewhere herein.

Statement of Operations Data:
(In thousands, except per share data)

	Year Ended July 31				
	2007	**2006**	**2005**	**2004**	**2003**
Subscriptions, support and other services revenues	$ 11,290	$ 10,320	$ 9,913	$ 9,291	$ 8,217
Software license and renewal revenues	2,187	2,036	2,248	2,378	2,332
Professional services revenues	1,958	1,646	1,500	1,770	2,068
Total Revenue	15,435	14,002	13,661	13,439	12,617
Cost of subscriptions, support and other services sold	1,188	990	877	514	603
Cost of software licenses and renewals sold (1)	956	681	626	1,564	1,768
Cost of professional services sold	575	330	455	760	819
Total cost of products and services sold	2,719	2,001	1,958	2,838	3,190
Gross Margin	12,716	12,001	11,703	10,601	9,427
Operating expenses:					
Depreciation and amortization (exclusive of amortization of software products included in cost of sales)	631	382	263	156	212
Customer operations and support	1,131	1,141	1,030	1,104	1,190
Selling, general and administrative	9,110	7,185	7,141	7,004	7,273
Software development and technical support	1,679	1,224	1,123	1,051	1,093
Net operating expenses	12,551	9,932	9,557	9,315	9,768
Operating income (loss)	165	2,069	2,146	1,286	(341)
Other expense	(60)	(59)	(184)	(169)	(1,007)
Income (loss) before provision for income taxes	105	2,010	1,962	1,117	(1,348)
Income tax benefit (expense)	(4)	1,200	853	(62)	-
Net income (loss)	$ 101	$ 3,210	$ 2,815	$ 1,055	$(1,348)
Average common shares outstanding:					
Basic	6,378	6,130	5,992	5,840	6,499
Diluted	6,550	6,510	6,653	6,143	6,499
Net income (loss) per share:					
Basic	$ 0.02	$ 0.52	$ 0.47	$ 0.18	$ (0.21)
Diluted	$ 0.02	$ 0.49	$ 0.42	$ 0.17	$ (0.21)

1) Includes amortization of software products of $800, $648, $570, $1,512 and $1,726.



Selected Balance Sheet Data:
(In thousands)

	Year Ended July 31				
	2007	**2006**	**2005**	**2004**	**2003**
Working capital (deficit)	$(5,221)	$(3,357)	$(3,911)	$(4,062)	$(4,813)
Capitalized software development (net)	1,606	1,468	1,486	970	1,881
Total assets	9,927	9,436	7,933	6,191	5,650
Current portion of long-term debt and capital lease obligations	1,031	1,400	1,204	1,010	420
Total long-term debt and capital lease obligations	484	580	2,037	3,309	3,785
Total shareholders' equity (deficit)	718	(312)	(3,609)	(6,551)	(6,830)

Summary

The Company produced net income of $101,000 for the fiscal year ended July 31, 2007 compared to $3,210,000 for the fiscal year ended July 31, 2006. The decrease in earnings was primarily due to an increase in sales staff, the recognition of stock option expense and professional fees related to the OC-Net acquisition and other potential acquisitions in fiscal 2007 and recognition of deferred tax assets in fiscal 2006. Total revenue increased 10% during fiscal 2007 compared to fiscal 2006, as the Company's marketing services business more than tripled. The increase in total revenue was primarily due to increased marketing services and catalog subscriptions in the United States. Management expects revenues and operating income to increase in fiscal 2008 as the Company sees the results of its growth initiatives.

During fiscal year 2008, the Company plans to continue its focus on four growth initiatives: (1) maintaining and enhancing the current base of catalog business; (2) growing the marketing services business; (3) stabilizing its dealer-direct business model in Europe; and (4) making selected synergistic acquisitions. We refer to initiatives 1-3 as "organic", in that we intend them to be accomplished without recourse to an acquisition, though we intend to use acquisitions as a way to accelerate these initiatives as well. We anticipate that the expenses and investments associated with these growth initiatives (primarily numbers 2 and 3) will be at a level that will result in a slight increase in operating income for fiscal 2008, and that the revenues generated by these initiatives will result in healthy growth on the bottom line in subsequent years. This is because our revenues for new business are recognized ratably over the period of the service or subscription delivery period, while certain expenses, by contrast, are recognized as they are incurred. We do not anticipate a need for additional capital or financing in order to execute our plans with regard to these growth initiatives, except in the case of a large acquisition not primarily financed by issuing equity to the seller and/or by seller-financed debt.

Critical Accounting Policies and Estimates

General

The Company's discussion and analysis of its financial condition and results of operations are based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including, among others, those related to customer contracts, intangible assets, bad debts, capitalized software product costs, financing instruments, revenue recognition and other accrued expenses. The Company bases its estimates on historical experience and on various other assumptions

that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily



apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its financial statements.

Revenue Recognition

Revenue for use of the network (including transaction fees) and for information services is recognized in the period such services are utilized. Revenue from annual or periodic maintenance fees, hosting fees, license and license renewal fees and catalog subscription fees is recognized ratably over the period the service is provided. Revenue under arrangements that include acceptance terms beyond the Company's standard terms is not recognized until acceptance has occurred. If collectibility is not considered probable, revenue is recognized when the fee is collected. Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When professional services are not considered essential, the revenue allocable to the professional services is recognized as the services are performed. When professional services are considered essential, revenue under the arrangement is recognized pursuant to contract accounting using the percentage-of-completion method with progress-to-completion measured based upon labor hours incurred. When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is made. Revenue under arrangements with customers who are not the ultimate users (resellers) is deferred if there is any contingency on the ability and intent of the reseller to sell such software to a third party. Amounts invoiced to customers prior to recognition as revenue as discussed above are reflected in the accompanying balance sheets as deferred revenue.

Bad Debts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company currently reserves for most amounts due over 90 days, unless there is reasonable assurance of collectibility. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about accrued expenses that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, which are subject to change in the near term.

Legal Provisions

The Company is periodically involved in legal proceedings arising from contracts, patents or other matters in the normal course of business. The Company reserves for any material estimated losses if the outcome is reasonably certain, in accordance with the provisions of SFAS No. 5 "Accounting for Contingencies".

Impairment of Long-Lived Assets

Equipment and leasehold improvements, capitalized software product costs, goodwill, customer lists, and other identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets.

Cash and Cash Equivalents

The Company's investment policy, as approved by the Board of Directors, is designed to provide preservation of capital, adequate liquidity to meet projected cash requirements, optimum yields in relationship to risk, market conditions and tax considerations and minimum risk of principal loss through diversified short and medium term investments. Eligible investments include direct obligations of the U.S. Treasury, obligations issued or guaranteed by the U.S. government, certain time deposits, certificates of deposits issued by commercial banks, money market mutual funds, asset backed securities and municipal bonds. The Company's current investments include money market funds.

Debt Instruments

The Company valued debt discounts for Common Stock Warrants granted in consideration for Notes Payable using the Black-Scholes valuation method. Non-cash interest expense is recorded for the amortization of the debt discount over the term of the debt.

Deferred Tax Assets

The tax effect of the temporary differences between the book and tax bases of assets and liabilities and the estimated tax benefit from tax net operating losses are reported as deferred tax assets and liabilities in the balance sheet. An assessment of the likelihood that net deferred tax assets will be realized from future taxable income is performed. Because the ultimate realizability of deferred tax assets is highly subject to the outcome of future events, the amount established as valuation allowances is considered to be a significant estimate that is subject to change in the near term. To the extent a valuation allowance is established or there is a change in the allowance during a period, the change is reflected with a corresponding increase or decrease in the tax provision in the statement of operations.

Stock-Based Compensation

On August 1, 2006, the Company adopted SFAS No. 123(R) (revised 2004) (SFAS No. 123(R)), "Share-Based Payment", to account for its stock option plans, which is a revision of SFAS No. 123, and SFAS No. 95 "Statement of Cash Flows". SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods: (1) a "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all-share based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date; or (2) a "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company adopted SFAS 123(R) using the modified prospective approach. Under this transition method, compensation cost recognized for the year ended July 31, 2007 includes the cost for all stock options granted prior to, but not yet vested as of August 1, 2006. This cost was based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123. The cost for all share-based awards granted subsequent to July 31, 2006, represents the grant-date fair value that was estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated. Compensation cost for options will be recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period. There were no capitalized stock-based compensation costs at July 31, 2007.



Revenues

Management reviews the Company's revenue in the aggregate, by geography and by product category within region. The Company's strategic focus is electronic catalog and marketing services in the Equipment Industry, which represented approximately 96% of the Company's total revenue in fiscal 2007.

The following tables set forth, for the periods indicated, certain revenue information derived from the Company's financial statements:

Revenue by Location and Service (In Thousands)

	Year ended July 31		
	2007	2006	Percent Change
North America			
Catalog subscriptions	$ 10,265	$ 10,176	1%
Catalog professional services	1,207	1,514	(20%)
Marketing services	1,595	485	229%
Marketing professional services	606	-	100%
Dealer & distributor communications	678	882	(23%)
Subtotal	14,351	13,057	10%
Rest of the World			
Catalog subscriptions	936	788	19%
Catalog professional services	148	157	(6%)
Subtotal	1,084	945	15%
Total Revenue			
Catalog subscriptions	11,201	10,964	2%
Catalog professional services	1,355	1,671	(19%)
Marketing services	1,595	485	229%
Marketing professional services	606	-	100%
Dealer & distributor communications	678	882	(23%)
Total	$ 15,435	$ 14,002	10%

North America

Catalog Subscriptions

North American catalog subscription revenues are derived from software license fees, license renewal fees, software maintenance and support fees, catalog subscription fees, and other miscellaneous subscription fees charged to dealers, distributors and manufacturers for the use of the Company's catalog products in the United States and Canada. Catalog subscription revenues increased slightly in fiscal 2007, compared to the same period last year, primarily due to increased subscriptions to the Company's web-based catalog products. Catalog subscription renewals from the Company's North American customers were approximately 85% for fiscal 2007. Management expects revenues from catalog subscriptions in North America to remain relatively the same in fiscal 2008.

Catalog Professional Services

Revenues from North American catalog professional services are derived from software customization labor, data conversion labor, data conversion replication fees, travel and shipping fees primarily charged to manufacturers and distributors in the United States and Canada. Revenues from catalog professional services in North America decreased in fiscal 2007, compared to the same period last year, primarily due to lower customization labor charged for the deployment of new web-based manufacturer databases. Management expects revenues from catalog professional services in North America to remain relatively the same in fiscal 2008.

Marketing Services

Revenues from the Company's North American marketing service subscriptions are derived from start-up, hosting and access fees charged to dealers for Website Smart™ and Website Smart Pro™, commissions on on-line sales through Website Smart Pro™ and set-up and postage fees for ARI MailSmart™ in the United States and Canada. Revenues from marketing services in North America increased in fiscal 2007, compared to the same period last year, primarily due to sales of Website Smart™, MailSmart™ and the Company's recently acquired Website Smart Pro™. The sales increases are a result of the Company's investments in sales and marketing for the marketing services business. Revenues from Website Smart Pro™ are included in Marketing services beginning January 27, 2007. Management expects revenues from marketing services in North America to continue to increase in fiscal 2008, compared to the prior year, due to revenue from the OC-Net acquisition and new sales as the Company continues to focus its resources in this market.

Marketing Professional Services

Revenues from the Company's North American marketing professional services are derived from website customization labor primarily charged to manufacturers, distributors and other customers in the United States. Revenues from marketing services in North America resulted from customization of websites related to contracts acquired with OC-Net.

Dealer and Distributor Communications

Revenues from dealer and distributor communications are derived from license renewal fees, software maintenance, customization labor and other communication fees charged for dealers and distributors to communicate with manufacturers in the manufactured equipment industry and the agricultural inputs industry. Dealer and distributor communication revenues decreased in 2007, compared to the same period last year, primarily due to a decline in the base of customers as the Company focused the business primarily on its catalog and marketing services products. Management expects revenues from dealer and distributor communication products will be a declining percentage of total revenue in fiscal 2008, compared to the prior year.

Rest of the World

Catalog Subscriptions

Catalog subscription revenues from the rest of the world are derived from software license fees, license renewal fees, software maintenance and support fees, catalog subscription fees, and other miscellaneous subscription fees charged to dealers, distributors and manufacturers outside of North America for the use of the Company's catalog products. Catalog subscription revenues for the rest of the world increased in 2007, compared to the same period last year, primarily due to the amortization of revenue from a large Harley Davidson deal closed in the fourth quarter of fiscal 2006 and a large sale to a Korean manufacturer in the first quarter of fiscal 2007. The increase in Rest of World revenues in fiscal 2007 should not be interpreted as an indicator that our challenges in the European market are behind us. The number of new subscriptions purchased directly by dealers has declined, compared to the same period last year. Management expects catalog subscription revenues from the rest of the world to increase slightly in fiscal 2008, compared to the prior year, due to new manufacturer titles generated by the Company's recent addition of an international sales manager.

Catalog Professional Services

Revenues from the Company's rest of the world catalog professional services are derived from software customization labor, data conversion labor, data conversion replication fees, travel and shipping fees primarily charged to manufacturers that do not reside in North America. Revenues from catalog professional services in the rest of the world decreased slightly in fiscal 2007, compared to the same period last year, primarily due to less revenue from labor charged for



updates to existing manufacturer databases. Management expects catalog professional services revenues from the rest of the world to increase in fiscal 2008, compared to the prior year, due to new sales generated by the Company's recent addition of an international sales manager.

Cost of Products and Services Sold

The following table sets forth, for the periods indicated, certain revenue and cost of products and services sold information derived from the Company's financial statements.

Cost of Products and Services Sold as a Percent of Revenue by Revenue Type
(In thousands)

	Year ended July 31		
	2007	2006	Percent Change
Catalog subscriptions			
Revenue	$ 11,201	$ 10,964	2%
Cost of revenue	1,264	1,090	16%
Cost of revenue as a percent of revenue	11%	10%	
Catalog professional services			
Revenue	1,355	1,671	(19%)
Cost of revenue	518	543	(5%)
Cost of revenue as a percent of revenue	38%	32%	
Marketing services			
Revenue	1,595	485	229%
Cost of revenue	678	236	187%
Cost of revenue as a percent of revenue	43%	49%	
Marketing professional services			
Revenue	606	-	100%
Cost of revenue	183	-	100%
Cost of revenue as a percent of revenue	30%	-	
Dealer and distributor communications			
Revenue	678	882	(23%)
Cost of revenue	76	132	(43%)
Cost of revenue as a percent of revenue	11%	15%	
Total			
Revenue	$ 15,435	$ 14,002	10%
Cost of revenue	2,719	2,001	36%
Cost of revenue as a percent of revenue	18%	14%	

Cost of catalog subscriptions consists primarily of reseller fees, software amortization costs, catalog replication and distribution costs. Cost of catalog subscriptions as a percentage of revenue increased in fiscal 2007, compared to the same period last year, primarily due to software amortization and distribution costs associated with a major new release of the Company's catalog product. Management expects gross margins, as a percent of revenue from catalog



subscriptions, to vary slightly from year to year due to the timing of data shipments and variations in the recognition of revenue which does not directly correlate to software amortization expense, which is generally on a straight-line basis.

Cost of catalog professional services consists of customization and catalog production labor. Cost of professional services as a percentage of revenue increased in fiscal 2007, compared to the same period last year, primarily due to

to an increase in non-billable professional services and costs for customizations done by a third party for software sold to a Korean customer. Management expects cost of catalog professional services to fluctuate from year to year depending on the mix of services sold, the portion of customizations which are billable and on the Company's performance towards the contracted amount for customization projects.

Cost of revenue for marketing service subscriptions consists primarily of website setup labor, software amortization costs, postcards, printing and distribution costs.
Cost of marketing services as a percentage of revenue decreased for fiscal 2007, compared to the same period last year, primarily due to increased sales from the Company's Website products, which have a higher margin than MailSmart™. Management expects gross margins, as a percent of revenue from marketing services, to fluctuate from year to year depending on the mix of products and services sold.

Cost of revenues for marketing professional services consists of website customization labor associated primarily with new contracts acquired with OC-Net in January 2007. Management expects cost of marketing professional services to fluctuate from year to year depending on the Company's performance towards the contracted amount for customization projects and the actual labor rates negotiated in customer contracts.

Cost of dealer and distributor communications revenue consists primarily of telecommunication costs, royalties and software customization labor. Cost of dealer and distributor communications as a percentage of revenue decreased for the fiscal year ended July 31, 2007, compared to the same period last year, primarily due to a decrease in telecommunication costs and software customization labor. Management expects gross margins, as a percent of revenue from dealer and distributor communications, to remain relatively the same as the previous year in fiscal 2008.

Operating Expenses

The following table sets forth, for the periods indicated, certain operating expense information derived from the Company's financial statements:

Operating Expenses
(In thousands)

	Year Ended July 31		
	2007	**2006**	**Percent Change**
Customer operations and support	1,131	1,141	(1%)
Selling, general and administrative	9,110	7,185	27%
Software development and technical support	1,679	1,224	37%
Depreciation and amortization (exclusive of amortization of software products included in cost of products and services sold)	631	382	55%
Net operating expenses	$12,551	$ 9,932	26%

Net operating expenses increased in fiscal 2007, compared to the prior year, primarily due to increased selling and administrative expenses related to marketing services, expenses related to the acquisition and integration of OC-Net, and the recognition of stock option expense beginning August 2006. Management expects net operating expenses to continue to be higher in fiscal 2008,



compared to the previous year, due to the addition of the California operation. See "Other Items" for a discussion of the portion of operating expenses that may not recur in fiscal 2008.

Customer operations and support consists primarily of server room operations, software maintenance agreements for the Company's core network and customer support costs. Customer operations and support costs remained relatively the same in fiscal 2007, compared to the same period last year. Management expects customer operations and support costs to continue at the same level in fiscal 2008.

Selling, general and administrative expenses ("SG&A") increased in fiscal 2007, compared to the same period last year, as the Company invested in continued sales and marketing initiatives in the North American market, acquisition integration costs associated with OC-Net, continuing operating costs for the new California location which provides website customization and support for the Company's new WebsiteSmart Pro™ and costs related to the SFAS123R expensing of stock options. SG&A, as a percentage of revenue, increased from 51% in fiscal 2006 to 59% in fiscal 2007. Management expects SG&A costs to continue to be higher for the first half of fiscal 2008, compared to the previous year, due to the addition of the California operation, and to decrease in the second half of fiscal 2008 as the OC-Net acquisition is fully integrated.

The Company's technical staff (in-house and contracted) performs software development, technical support, software customization and data conversion services for customer applications. Management expects fluctuations from year to year, as the mix of development and customization activities will change based on customer requirements even if the total technical staff cost remains relatively constant. Software development and technical support costs increased in fiscal 2007, compared to the same period last year, primarily due to expenses related to the deployment of the new catalog software released in the first quarter of fiscal 2007 and operating costs associated with the new California location. Management expects software development, technical support costs to continue to be higher for the first half of fiscal 2008, compared to the previous year due to the addition of the California operation, and to decrease in the second half of fiscal 2008 as the OC-Net acquisition is fully integrated.

Depreciation and amortization expense increased in fiscal 2007, compared to the same period last year primarily due to the amortization of new software and equipment and the amortization of intangible assets as-associated with the OC-Net acquisition. Man-agement expects depreciation and other amortization to continue to be higher for the first half of fiscal 2008, compared to the pre- vious year, due to the addition amortization of the OC-Net fixed and intangible assets, and to stabilize in the second half of fiscal 2008 as the OC-Net acquisition is fully integrated.

Other Items

Interest expense includes both cash and non-cash interest. Interest paid decreased in fiscal 2007, compared to the prior year, due to the reduction in debt principal as the Company pays off its notes. In addition, excess debt principal, debt discount and deferred financing costs were amortized to offset interest expense by approximately $18,000 in fiscal 2007 and $53,000 in fiscal 2006. In the absence of a major acquisition that is financed in whole or in part with additional debt, management expects interest expense to decrease in fiscal 2008, compared to the prior year, as the Company continues to pay down its debt, although these amounts are also dependent on fluctuations in the prime rate of interest. See "Liquidity and Capital Resources".

The Company had net income of $101,000 in fiscal 2007, compared to $3,210,000 in fiscal 2006. The decrease in earnings is primarily due to the increases in SG&A, the recognition of stock option expense, acquisition-related expenses and the income from the recognition of deferred tax assets in fiscal 2006. There were several one-time expenses paid in fiscal 2007 which include distribution, development, and support costs associated with fixing a major new release of the Company's catalog product of approximately $100,000, salary and severance for management that was not replaced of approximately $550,000, costs related to an acquisition project that did not materialize of approximately $100,000, and other miscellaneous overhead costs of approximately $100,000. Over $250,000 of these expenses were recorded in the fourth quarter. Management has undertaken a number of actions to enhance gross margins and



reduce operating expenses. These actions include selective price increases and initiatives to reduce third party expenses along with consolidating similar functions across the company.

Management expects to see the results of these initiatives, the OC-Net acquisition and continued growth in the Company's marketing products to improve earnings in fiscal 2008.

Liquidity and Capital Resources

The following table sets forth, for the periods indicated, certain cash flow information derived from the Company's financial statements:

Cash Flow Information
(In thousands)

	Year ended July 31		Percent
	2007	2006	Change
Net income	$ 101	$ 3,210	(97%)
Adjustments to reconcile net income to cash provided by operating activities:			
Amortization of software products	800	648	23%
Amortization of debt discount and other	(15)	(53)	72%
Depreciation and other amortization	631	382	65%
Stock based compensation	159	-	100%
Deferred income taxes	-	(1,229)	100%
Stock issued to 401(k) plan	41	21	98%
Net change in working capital	(573)	(604)	5%
Net cash provided by operating activities	1,144	2,375	(52%)
Net cash used in investing activities	(2,174)	(1,299)	(67%)
Net cash used in financing activities	(1,491)	(1,143)	(30%)
Effect of foreign currency exchange rate changes on cash	(13)	-	(100%)
Net change in cash	$ (2,534)	$ (67)	(3,682%)

Net cash provided by operating activities decreased in fiscal 2007, compared to the prior year, primarily due to the decrease in operating income. Management expects to improve cash from operating activities in fiscal 2008.

Net cash used in investing activities decreased in fiscal 2007, compared to the prior year, primarily due to the purchase of OC-Net. Management expects cash used in investing activities to fluctuate from year to year, depending on the level of software development and the timing of acquisitions.

Net cash used in financing activities increased in fiscal 2007, compared to the prior year, due to an increase in the amount of debt principal paid per the terms of the notes and the payment of notes related to the OC-Net acquisition. The final payments of all debt principal except OC-Net will be made by the end of the second quarter which will significantly reduce fiscal 2008 cash requirements.

At July 31, 2007, the Company had cash and cash equivalents of approximately $1,050,000 compared to approximately $3,584,000 at July 31, 2006. Although cash from operations was positive at $1.1 million, the decrease in total cash from fiscal 2006 was primarily due to investment in software development and other capital expenditures of $997,000, the OC-Net acquisition of $1.2 million and debt repayment of $1.5 million.



The following table sets forth, for the periods indicated, certain information related to the Company's debt derived from the Company's audited financial statements.

Debt Schedule
(In thousands)

	July 31 2007	July 31 2006	Net Change
Note payable to WITECH:			
Current portion of note payable	50	200	(150)
Long term portion of note payable	-	50	(50)
Total note payable to WITECH	50	250	(200)
Notes payable to New Holders:			
Current portion of notes payable	500	1,200	(700)
Long term portion of notes payable	-	500	(500)
Total face value of notes payable to New Holders	500	1,700	(1,200)
Carrying value in excess of face value of notes payable	4	42	(38)
Debt discount (common stock warrants and options)	(3)	(12)	9
Total carrying value of notes payable to New Holders	501	1,730	(1,229)
Debt related to acquisition of OC-Net:			
Current portion of notes payable	233	-	233
Long term portion of notes payable	350	-	350
Total notes payable	583	-	583
Current cash earnout	250	-	250
Long term cash holdback	150	-	150
Imputed interest on cash earnout/holdback	(32)	-	(32)
Total debt related to acquisition of OC-Net	951	-	951
Total Debt	$ 1,502	$ 1,980	$ (478)

On April 24, 2003, the Company restructured its debt. In exchange for previously outstanding debt and securities, the Company issued to the new holders, in aggregate, $500,000 in cash, new notes in the amount of $3.9 million and new warrants for 250,000 common shares, exercisable at $1.00 per share. The interest rate on the new notes is prime plus 2%, adjusted quarterly (effective rate of 10.25% as of July 31, 2007). The new notes are payable in $200,000 quarterly installments commencing March 31, 2004 through December 31, 2005 and $300,000 quarterly installments commencing March 31, 2006 until paid in full. The new notes do not contain any financial covenants, but the Company is restricted from permitting certain liens on its assets. In addition, in the event of payment default that is not cured within ninety (90) days, Taglich Brothers, Inc., one of the New Holders, has the right to appoint one designee to the Company's Board of Directors. The new warrants were estimated to have a value of $36,000, of which the unamortized amount reduces the carrying amount of the debt.

On August 7, 2003, the Company repurchased from WITECH Corporation 1,025,308 shares of Common Stock, a warrant to purchase 30,000 shares of Common Stock at $.24 per share, and 20,350 shares of Series A Preferred Stock with an approximate face value plus accrued and undeclared dividends of $3.5 million. The Company paid $200,000 in cash and issued a four-year note for $800,000, payable quarterly and bearing interest at prime plus 2%, adjusted quarterly (effective rate of 10.25% as of July 31, 2007). The note does not contain any financial covenants.

On January 26, 2007, the Company purchased all of the outstanding stock of OC-Net. Consideration for the acquisition included $700,000 in unsecured debt to the sellers. The notes to the sellers are payable quarterly and bear interest at prime plus 2%, adjusted quarterly (effective rate of 10.25% as of July 31, 2007). The notes do not contain any financial covenants. . The Company also has non-interest bearing debt of $250,000 due January 27, 2008, contingent on the level of sales to a specific customer and $150,000 due January 27, 2009, for purposes of paying (if necessary) the indemnification obligations of the seller. Interest was imputed at the prime rate of interest plus 2% (effective rate of 10.25% as of July 31, 2007) and is being amortized to interest expense over the life of the debt.

On July 9, 2004, the Company entered into a line of credit with JPMorgan Chase, N.A. which permits the Company to borrow an amount equal to 80% of the book value of all eligible accounts receivable plus 45% of the value of all eligible open renewal orders (provided the renewal rate is at least 85%) minus $75,000, up to $1,000,000, and bears interest at prime rate. Eligible accounts include certain non-foreign accounts receivable which are less than 90 days from the invoice date. The line of credit terminates July 9, 2008, and is secured by substantially all of the Company's assets. The line of credit limits repurchases of common stock, the payment of dividends, liens on assets and new indebtedness. As of July 31, 2007, there were no borrowings on the line of credit.

Management believes that funds generated from operations will be adequate to fund the Company's operations, investments and debt payments for the foreseeable future, although additional financing may be necessary if the Company were to complete a material acquisition or to make a large investment in its business.

Acquisitions

Since December 1995, the Company has had a formal business development program aimed at identifying, evaluating and closing acquisitions that augment and strengthen the Company's market position, product offerings, and personnel resources. Since the program's inception, six business acquisitions and one software asset acquisition have been completed, five of which were fully integrated into the Company's operations prior to fiscal year 2006.

On January 26, 2007, the Company purchased all of the outstanding stock of OC-Net, Inc. ("OC-Net"). OC-Net, a privately held corporation in Cypress, CA, provided website development and hosting services to the Power Sports market (which includes motorcycles, All Terrain Vehicles, snowmobiles and personal watercraft), as well as certain customers outside the Power Sports market. Consideration for the acquisition included approximately $1.1 million in cash, 350,000 shares of the Company's common stock, $700,000 in debt to the sellers and future contingent payments totaling up to $400,000.

The business development program is still an important component of the Company's long-term growth strategy and the Company expects to continue to pursue it aggressively.

Forward Looking Statements

Certain statements contained in this Form 10-KSB are forward looking statements including revenue growth, future cash flows and cash generation and sources of liquidity. Expressions such as "believes," "anticipates," "expects," and similar expressions are intended to identify such forward looking statements. Several important factors can cause actual results to materially differ from those stated or implied in the forward looking statements. Such factors include, but are not limited to the factors listed on exhibit 99.1 of the Company's annual report on Form 10-KSB for the year ended July 31, 2007, which is incorporated herein by reference.



Quarterly Financial Data

The following table sets forth the unaudited operations data for each of the eight quarterly periods ended July 31, 2007, prepared on a basis consistent with the audited financial statements, reflecting all normal recurring adjustments that are considered necessary. The quarterly information is as follows (in thousands, except per share data):

Quarterly Financial Data :
(Unaudited)

	1st		2nd		3rd		4th	
	2007	2006	2007	2006	2007	2006	2007	2006
Net revenues	$ 3,503	$ 3,491	$ 3,691	$ 3,522	$ 4,101	$ 3,553	$ 4,140	$ 3,436
Gross margin	2,957	3,041	3,107	3,067	3,270	3,039	3,382	2,854
Net income (loss)	225	498	248	524	(205)	1,465	(167)	723
Basic EPS	$0.04	$0.08	$0.04	$0.09	($0.03)	$0.24	($0.03)	$0.11
Diluted EPS	$0.03	$0.07	$0.04	$0.08	($0.03)	$0.22	($0.02)	$0.11

Off-Balance Sheet Arrangements

ARI has no significant off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 7. *Consolidated Financial Statements*

ARI's Consolidated Financial Statements and related notes for the fiscal years ended July 31, 2007 and 2006 together with the report thereon of ARI's independent auditor, Wipfli LLP, are attached hereto as Exhibit A-1.

Item 8. *Changes In and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 8A. *Controls and Procedures.*

ARI maintains a set of disclosure controls and procedures that are designed to ensure that information required to be disclosed by it in the reports filed by it under the Securities Exchange Act of 1934, as amended ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. ARI carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive and acting Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-15 of the Exchange Act. Based on that evaluation, ARI's Chief Executive and acting Financial Officer Chief Financial concluded that ARI's disclosure controls and procedures are effective as of July 31, 2007.

There have been no changes in ARI's internal control over financial reporting identified in connection with the evaluation discussed above that occurred during the quarter and year ended July 31, 2007 that have materially affected, or are reasonably likely to materially affect, ARI's internal control over financial reporting.

Item 8B. *Other Information*

None.

PART III

Item 9. *Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act*

Information regarding the directors of ARI, the Company's Code of Ethics and compliance with Section 16(a) of the Exchange Act is included in ARI's definitive 2007 Annual Meeting Proxy Statement, and is incorporated herein by reference. See "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Code of Ethics." Information with respect to ARI's executive officers is shown at the end of Part I of this Form 10-KSB.

Item 10. *Executive Compensation*

Information regarding Executive Compensation, Employment Agreements, Compensation of Directors, Employee Stock Options and other compensation plans is included in ARI's definitive 2007 Annual Meeting Proxy Statement, and is incorporated herein by reference. See "Executive Compensation" and "Election of Directors".

Item 11. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information regarding beneficial ownership of ARI's common stock and common stock authorized for issuance under equity compensation plans is included in ARI's definitive 2007 Annual Meeting Proxy Statement and is incorporated herein by reference. See "Security Ownership of Certain Beneficial Owners" and "Equity Compensation Plan Information".

Item 12. *Certain Relationships and Related Transactions*

Information related to Certain Relationships and Related Transactions is included in ARI's definitive 2007 Annual Meeting Proxy Statement, and is incorporated herein by reference. See "Certain Transactions".

Item 13. Exhibits:

Exhibit Number	Description
2.1	Stock Purchase Agreement dated January 26, 2007, by and among OC-Net, Inc., the stockholders of OC-Net, Inc. and the Company, incorporated by reference to the Company's Current Report on Form 8-K filed on January 29, 2007.
3.1	Articles of Incorporation of the Company, as amended, incorporated herein by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1999.
3.2	Articles of Amendment of the Company, incorporated herein by reference to Exhibit 3.2 of Form 8-K filed on August 18, 2003.
3.3	By-laws of the Company incorporated herein by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-l (Reg. No. 33-43148).
4.1	Form of Promissory Note of the Company (issued under Exchange Agreement listed as Exhibit 10.4), incorporated herein by reference to Exhibit 4.1 of the Company's Form 10-Q for the quarter ended April 30, 2003.



4.2	Promissory Note dated August 7, 2003 payable to WITECH Corporation, incorporated herein by reference to Exhibit 4.1 of the Company's Form 8-K filed on August 8, 2003.
4.3	The Company agrees to furnish to the Commission upon request copies of any agreements with respect to long term debt not exceeding 10% of the Company's consolidated assets.
10.1*	1991 Stock Option Plan, as amended, incorporated herein by reference to Exhibit 10.2 of the Company's Form 10-Q for the quarter ended January 31, 1999.
10.2*	1993 Director Stock Option Plan, as amended, incorporated herein by reference to Exhibit 10.3 of the Company's Form 10-Q for the quarter ended January 31, 1999.
10.3*	2000 Stock Option Plan, incorporated herein by reference to Exhibit (d)(1) of the Company's Schedule TO filed on October 22, 2003.
10.4	Exchange Agreement dated April 24, 2003 between ARI Network Services, Inc., ARI Network Services Partners, LP, Dolphin Offshore Partners, LP and SDS Merchant Fund, LP, including form of Common Stock Purchase Warrant (Exhibit B), incorporated herein by reference to Exhibit 10.1 of the Company's Form 10-Q for the quarter ended April 30, 2003.
10.5	Rights Agreement dated as of August 7, 2003, between the Company and American Stock Transfer & Trust Company, as Rights Agent, incorporated herein by reference to Exhibit 10.1 of Form 8-K filed on August 18, 2003.
10.6*	Form of Change of Control Agreement between the Company and each of Brian E. Dearing, John C. Bray and Roy W. Olivier, incorporated herein by reference to Exhibit 10.25 of the Company's Form 10-K for the fiscal year ended July 31, 1999.
10.7*	Summary of Executive Bonus Arrangements (Fiscal 2006), incorporated herein by reference to Exhibit 10.7 of the Company's Form 10-KSB for the fiscal year ended July 31, 2005.
10.8*	Summary of Executive Bonus Arrangements (Fiscal 2007), incorporated herein by reference to Exhibit 10.8 of the Company's Form 10-KSB for the fiscal year ended July 31, 2006.
10.9*	Summary of Executive Bonus Arrangements (Fiscal 2008).
10.10*	Summary of Non-employee Director Compensation, incorporated herein by reference to Exhibit 10.8 of the Company's Form 10-KSB for the fiscal year ended July 31, 2005.
10.11	Letter agreement dated June 25, 2003 between the Company and Ascent Partners, Inc. incorporated herein by reference to Exhibit 10.1 of the Company's Form 10-QSB for the quarter ended January 31, 2004.
10.12	Credit Agreement dated July 9, 2004 between the Company and Bank One, NA, incorporated by reference to exhibit 10.14 of the Company's Form 10-KSB for the year ended July 31,2004.
10.13	Amendment to Credit Agreement dated February 15, 2005, between the Company and JPMorgan Chase Bank, NA, successor by merger to Bank One, NA. , incorporated herein by reference to Exhibit 10.14 of the Company's Form 10-KSB for the fiscal year ended July 31, 2005.
10.14	Continuing Security Agreement dated July 9, 2004, between the Company and JPMorgan Chase Bank, NA, successor by merger to Bank One, NA., incorporated by reference to Exhibit 10.15 of the Company's Form 10-KSB for the year ended July 31, 2004.
10.15	Line of credit note dated July 9, 2004 by the Company for $500,000, incorporated by reference to exhibit 10.16 of the Company's Form 10-KSB for the year ended July 31, 2005.

10.16	Note Modification Agreement dated February 15, 2005 to the Line of Credit Note dated July 9, 2004 by the Company for $500,000, incorporated herein by reference to Exhibit 10.17 of the Company's Form 10-KSB for the fiscal year ended July 31, 2005.
10.17	Note Modification Agreement dated October 26, 2006, to the Line of Credit Note dated July 9, 2004 by the Company for $1,000,000, incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed on October 31, 2006.
10.18	Note Modification Agreement dated April 25, 2006 to the Line of Credit Note dated July 9, 2004 by the Company for $500,000, incorporated herein by reference to Exhibit 10.16 of the Company's Form 10-KSB for the fiscal year ended July 31, 2006.
10.19	Consulting Agreement dated January 3, 2005 between the Company and Ascent Partners, Inc., incorporated by reference to Exhibit 10.1 of Form 8-K filed on January 4, 2005.
10.20	First Amendment to Rights Agreement dated November 10, 2005, between the Company and American Stock Transfer & Trust Company, as Rights Agent, incorporated by reference to Exhibit 10.1 of Form 8-K filed on November 14, 2005.
10.21	Severance Agreement dated January 9, 2006 between the Company and Mr. Michael McGurk, incorporated by reference to Exhibit 10.1 of Form 8-K filed on January 18, 2006.
10.22	Separation Agreement dated August 1, 2006 between the Company and Mr. Jeffrey B. Horn, incorporated by reference to Exhibit 10.1 of Form 8-K filed on August 7, 2006.
10.23*	Summary of Non-Employee Director Compensation, incorporated by reference to Exhibit 10.1 of the Company's Form 10-QSB for the quarter ended October 31, 2006.
10.24	Amendment to Credit Agreement dated May 10, 2007, between the Company and JP Morgan Chase Bank, NA, successor by merger to Bank One, NA, incorporated by reference to the Company's Form 10-QSB for the quarter ended April 30, 2007.
10.25	Note Modification Agreement dated May 10, 2007, between the Company and JP Morgan Chase Bank, NA, successor by merger to Bank One, NA, incorporated by reference to the Company's Form 10-QSB for the quarter ended April 30, 2007.
10.26	Severance Agreement dated June 15, 2007 between the Company and Mr. Fred Tillman, incorporated by reference to Exhibit 10.1 of Form 8-K filed on June 21, 2007.
21.1	Subsidiaries of the Company.
23.1	Consent of Wipfli LLP.
24.1	Powers of Attorney appear on the signature page hereof.
31.1	Section 302 Certification of Chief Executive Officer and Acting Chief Financial Officer.
32.1	Section 906 Certification of Chief Executive Officer and Acting Chief Financial Officer.
99.1	Forward-Looking Statements Disclosure.

* Management Contract or Compensatory Plan.

Item 14. *Principal Accountant Fees and Services*

Information related to Principal Accountant Fees and Services is included in ARI's definitive 2007 Annual Meeting Proxy Statement, and is incorporated herein by reference. See "Auditor's Fees."

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 29th day of October 2007.

ARI NETWORK SERVICES, INC.

By: /s/ Brian E. Dearing
Brian E. Dearing,
Chairman, President, CEO and acting CFO

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian E. Dearing, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments to this report and to file the same with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ Brian E. Dearing Brian E. Dearing	Chairman, President, CEO & acting CFO (Principal Executive Officer)	October 29, 2007
/s/ Gordon J. Bridge Gordon J. Bridge	Director	October 29, 2007
/s/ Ted C. Feierstein Ted C. Feierstein	Director	October 29, 2007
/s/ William C. Mortimore William C. Mortimore	Director	October 29, 2007
/s/ Richard W. Weening Richard W. Weening	Director	October 29, 2007

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Report of Wipfli LLP,
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
ARI Network Services, Inc.

We have audited the accompanying consolidated balance sheets of ARI Network Services, Inc. and Subsidiaries (the Company) as of July 31, 2007 and 2006 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Wipfli LLP
Milwaukee, Wisconsin
October 24, 2007

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Consolidated Financial Statements

ARI Network Services, Inc.
Years ended July 31, 2007 and 2006



ARI

ARI Network Services, Inc.
Consolidated Balance Sheets
(Dollars in Thousands, Except Per Share Data)

	July 31	
	2007	2006
Assets		
Current assets:		
Cash	$ 1,050	$ 3,584
Trade receivables, less allowance for doubtful accounts of $148 in 2007 and $103 in 2006	1,302	885
Work in process	223	163
Prepaid expenses and other	291	254
Deferred income taxes	555	675
Total current assets	3,421	5,561
Equipment and leasehold improvements:		
Computer equipment	5,324	5,084
Leasehold improvements	128	116
Furniture and equipment	2,749	2,057
	8,201	7,257
Less accumulated depreciation and amortization	6,991	6,275
Net equipment and leasehold improvements	1,210	982
Deferred income taxes	1,539	1,419
Goodwill	1,079	-
Other intangible assets	1,072	6
Capitalized software product costs:		
Amounts capitalized for software product costs	12,455	11,557
Less accumulated amortization	10,849	10,089
Net capitalized software product costs	1,606	1,468
Total assets	$ 9,927	$ 9,436



	July 31	
	2007	**2006**
Liabilities and shareholders' equity (deficit)		
Current liabilities:		
Current portion of notes payable *(Note 3)*	$ 1,023	$ 1,400
Accounts payable	703	500
Deferred revenue	5,619	5,616
Accrued payroll and related liabilities	962	1,006
Accrued sales, use and income taxes	28	38
Accrued vendor specific liabilities	175	104
Other accrued liabilities	124	254
Current portion of capital lease obligations	8	-
Total current liabilities	8,642	8,918
Non-current liabilities:		
Notes payable (net of discount)	479	580
Long-term portion of accrued bonus	55	202
Other long-term liabilities	28	48
Capital lease obligations	5	-
Total non-current liabilities	567	830
Commitments and contingencies		
Total liabilities	9,209	9,748
Shareholders' equity (deficit):		
Cumulative preferred stock, par value $.001 per share, 1,000,000 shares authorized; 0 shares issued and outstanding in 2007 and 2006, respectively	-	-
Junior preferred stock, par value $.001 per share, 100,000 shares authorized; 0 shares issued and outstanding in 2007 and 2006, respectively	-	-
Common stock, par value $.001 per share, 25,000,000 shares authorized; 6,623,605 and 6,202,529 shares issued and outstanding in 2007 and 2006, respectively	7	6
Common stock warrants	195	36
Additional paid-in capital	94,627	93,838
Accumulated deficit	(94,091)	(94,192)
Other accumulated comprehensive income (loss)	(20)	-
Total shareholders' equity (deficit)	718	(312)
Total liabilities and shareholders' equity (deficit)	$ 9,927	$ 9,436

See accompanying notes



ARI Network Services, Inc.
Consolidated Statements of Operations
(Dollars in Thousands, Except Per Share Data)

	Year ended July 31	
	2007	**2006**
Net revenues:		
Subscriptions, support and other services fees	$ 11,290	$ 10,320
Software licenses and renewals	2,187	2,036
Professional services	1,958	1,646
Total net revenues	15,435	14,002
Cost of products and services sold:		
Subscriptions, support and other services fees	1,188	990
Software licenses and renewals	956	681
Professional services	575	330
Total cost of products and services sold	2,719	2,001
Gross Margin	12,716	12,001
Operating expenses:		
Depreciation and amortization (exclusive of amortization of software products included in cost of products and services sold)	631	382
Customer operations and support	1,131	1,141
Selling, general and administrative	9,110	7,185
Software development and technical support	1,679	1,224
Net operating expenses	12,551	9,932
Operating income	165	2,069
Other income (expense):		
Interest expense	(153)	(191)
Other, net	93	132
Total other expense	(60)	(59)
Income before provision for income taxes	105	2,010
Income tax benefit (expense)	(4)	1,200
Net income	$ 101	$ 3,210
Basic and diluted net income per common share:		
Basic	$ 0.02	$ 0.52
Diluted	$ 0.02	$ 0.49

See accompanying notes

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ARI Network Services, Inc.
Consolidated Statements of Shareholders' Equity (Deficit)
(Dollars in Thousands)

	Number of Shares Issued and Outstanding		Par Value	
	Preferred Stock	Common Stock	Preferred Stock	Common Stock
Balance July 31, 2005	–	6,064,534	$ –	$ 6
Issuance of common stock under stock purchase plan	–	7,763	–	–
Issuance of common stock as contribution to 401(k) plan	–	8,800	–	–
Issuance of common stock from exercise of stock options	–	121,432	–	–
Tax benefit of stock options exercised	–	–	–	–
Net income	–	–	–	–
Balance July 31, 2006	–	6,202,529	–	$ 6
Issuance of common stock under stock purchase plan	–	13,394	–	–
Issuance of common stock as contribution to 401(k) plan	–	18,556	–	–
Issuance of common stock from exercise of stock options	–	39,126	–	–
Issuance of common stock related to acquisitions	–	350,000	–	1
Stock based compensation	–	–	–	–
Net income	–	–	–	–
Foreign currency translation adjustments	–	–	–	–
Comprehensive income	–	–	–	–
Balance July 31, 2007	–	6,623,605	$ –	$ 7

See accompanying notes

Common Stock Warrants & Options	Paid in Capital	Accumulated Deficit	Other Accumulated Comprehensive Income	Total
$ 36	$ 93,751	$ (97,402)	$ –	$ (3,609)
–	15	–	–	15
–	21	–	–	21
–	46	–	–	46
–	5	–	–	5
–	–	3,210	–	3,210
$ 36	$ 93,838	$ (94,192)	–	$ (312)
–	23	–	–	23
–	41	–	–	41
–	19	–	–	19
–	706	–	–	707
159	–	–	–	159
–	–	101	–	101
–	–	–	(20)	(20)
–	–	–	–	81
$ 195	$ 94,627	$ (94,091)	$ (20)	$ 718



ARI Network Services, Inc
Consolidated Statements of Cash Flows
(In Thousands)

	Year ended July 31	
	2007	2006
Operating activities		
Net income	$ 101	$ 3,210
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of software products	800	648
Amortization of deferred financing costs, debt discount and excess carrying value over face amount of notes payable	(15)	(53)
Depreciation and other amortization	631	382
Deferred income taxes	-	(1,229)
Stock based compensation related to stock options	159	-
Stock issued as contribution to 401(k) plan	41	21
Net change in receivables, prepaid expenses and other current assets	(414)	(72)
Net change in accounts payable, deferred revenue, accrued liabilities and long term liabilities	(159)	(532)
Net cash provided by operating activities	1,144	2,375
Investing activities		
Purchase of equipment, software and leasehold improvements	(639)	(669)
Cash paid for goodwill and intangible assets related to acquisitions	(462)	-
Cash paid for other net assets related to acquisitions	(715)	-
Software product costs capitalized	(358)	(630)
Net cash used in investing activities	(2,174)	(1,299)
Financing activities		
Payments under notes payable	(1,517)	(1,200)
Payments of capital lease obligations	(16)	(4)
Proceeds from issuance of common stock	42	61
Net cash used in financing activities	(1,491)	(1,143)
Effect of foreign currency exchange rate changes on cash	(13)	-
Net change in cash	(2,534)	(67)
Cash at beginning of period	3,584	3,651
Cash at end of period	$ 1,050	$ 3,584
Cash paid for interest	$ 183	$ 246
Cash paid for income taxes	$ 18	$ 3
Noncash investing and financing activities		
Redemption of common stock in connection with the exercise of stock options	$ -	$ 54
Issuance of common stock in connection with acquisitions	707	5
Debt issued in connection with acquisitions	1,060	-
Debt assumed in connection with acquisitions	37	-

See accompanying notes

ARI Network Services, Inc.
Notes to Consolidated Financial Statements

1. Description of Business and Significant Accounting Policies

Description of Business

ARI Network Services, Inc. (the Company) operates primarily in two business segments, US operations and the Netherlands operation, that provide technology-enabled business solutions that connect manufacturers in selected industries with their service and distribution networks. Segmented operating information is provided to the chief operating decision maker of the Company. The Company focuses sales from both of its operating segments on the North American and European manufactured equipment industry. The Company provides electronic catalog, dealer marketing services and eCommerce services, enabling partners in a service and distribution network to electronically look up parts, service bulletins and other technical reference information, to market to their customers and prospects and to exchange electronic business documents such as purchase orders, invoices, warranty claims and status inquiries. The Company recently began a new operation which offers insurance and financing servies to dealers in the Powersports industry. The Company's customers are located primarily in the United States, Europe, Canada and Australia.

Principles of Consolidation

The financial statements include the accounts of ARI Network Services, Inc. and its wholly owned subsidiaries, ARI Europe B.V. and ARI Outsourced F&I Center, LLC. All intercompany transactions and balances have been eliminated.

The functional currency of the Company's subsidiary in the Netherlands is the Euro; accordingly, monetary assets and liabilities are translated into United States dollars at the rate of exchange existing at the end of the period, and non-monetary assets and liabilities are translated into United States dollars at historical exchange rates. Income and expense amounts, except for those related to assets translated at historical rates, are translated at the average exchange rates during the period. Adjustments resulting from the re-measurement of the financial statements into the functional currency are charged or credited to comprehensive income.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company's investment policy, as approved by the Board of Directors, is designed to provide preservation of capital, adequate liquidity to meet projected cash requirements, optimum yields in relationship to risk, market conditions and tax considerations and minimum risk of principal loss through diversified short and medium term investments. Eligible investments include direct obligations of the U.S. Treasury, obligations issued or guaranteed by the U.S. government, certain time deposits, certificates of deposits issued by commercial banks, money market mutual funds, asset backed securities and municipal bonds. The Company's current investments include commercial paper and money market mutual funds with terms not exceeding ninety days.

Trade Receivables and Credit Policy

Trade receivables are uncollateralized customer obligations due on normal trade terms, most of which require payment within 30 days from the invoice date. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of trade receivables is reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 60 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. The allowance for potential credit losses is reflected as an offset to trade receivables in the accompanying balance sheets.

Work in Process

Work in process consists of billable professional services performed by the Company, for which revenue was recognized pursuant to contract accounting using the percentage-of-completion method with progress-to-completion measured based upon labor hours incurred, which have not been invoiced as of the end of the reporting period.

Revenue Recognition

Revenue for use of the network and for information services is recognized on a straight-line basis in the period such services are utilized.

Revenue from annual or periodic maintenance fees is recognized ratably over the period the maintenance is provided. Revenue from catalog subscriptions is recognized on a straight-line basis over the subscription term.

Revenue from software licenses in multiple element arrangements is recognized ratably over the contractual term of the arrangement. The Company considers all arrangements with payment terms extending beyond 12 months not to be fixed or determinable and evaluates other arrangements with payment terms longer than normal to determine whether the arrangement is fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. Arrangements that include acceptance terms beyond the Company's standard terms are not recognized until acceptance has occurred. If collectibility is not considered probable, revenue is recognized when the fee is collected.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. Types of services that are considered essential include customizing complex features and functionality in the products' base software code or developing complex interfaces within a customer's environment. When professional services are not considered essential, the revenue allocable to the professional services is recognized as the services are performed. When professional services are considered essential, revenue under the arrangement is recognized pursuant to contract accounting using the percentage-of-completion method with progress-to-completion measured based upon labor hours incurred. When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is made in the period the amount is determined.

Revenue on arrangements with customers who are not the ultimate users (resellers) is deferred if there is any uncertainty regarding the ability and intent of the reseller to sell such software independent of their payment to the Company.

Amounts invoiced to customers prior to recognition as revenue as discussed above are reflected in the accompanying balance sheets as deferred revenue.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company considers capitalization and amortization of software product costs, realizability and valuation of intangible assets, accruals for anticipated losses on projects, sales tax liabilities, and various contract arrangements, and deferred tax valuation allowances to be significant estimates that are subject to change in the near term.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed under the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Depreciation and amortization have been provided over the estimated useful lives of the assets as follows:

	Years
Computer equipment	3-5
Leasehold improvements	7
Furniture and equipment	3-5

Leasehold improvements are amortized over the useful lives of the assets or the term of the related lease agreement, whichever is shorter.

Capitalized Software Product Costs

Certain software development costs are capitalized when incurred. Capitalization of these costs begins upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of software costs require considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies.

The annual amortization of software products is the greater of the amount computed using: (a) the ratio that current gross revenues for the network or a software product bear to the total of current and anticipated future gross revenues for the network or a software product, or (b) the straight-line method over the estimated economic life of the product which currently runs from three to five years. Amortization starts when the product is available for general release to customers. All other software development and support expenditures are charged to expense in the period incurred.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", equipment and leasehold improvements and capitalized software product costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve judgment. The Company evaluated the ongoing value of its long-lived assets as of July 31, 2007 and 2006. The Company incurred $13,000 of impairment charges related to its ServiceSmart™ product during fiscal 2006 and $43,000 related to its PartSmart™ product in fiscal 2007.



Deferred Financing Costs

Costs incurred to obtain long-term financing are included in other assets and are amortized over the term of the related debt.

Capitalized Interest Costs

In 2007 and 2006, interest costs of $6,000 and $10,000, respectively, were capitalized and included in the capitalized software product costs.

Shipping and Handling

Revenue received from shipping and handling fees is reflected in net revenue. Costs incurred for shipping and handling are reported in cost of products and services sold.

Income Taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of potential future changes in tax laws or rates are not anticipated. If it is more likely than not that full realization of deferred income tax benefits is not expected, a deferred tax valuation allowance is recorded.

Foreign Currency Translation

The Company's Netherland subsidiary uses the euro as its functional currency. Accordingly, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at weighted-average exchange rates. The resulting translation adjustment is recorded as a separate component of shareholders' equity and will be included in the determination of net income (loss) only upon sale or liquidation of the subsidiary.

Stock-Based Compensation

On August 1, 2006, the Company adopted SFAS No. 123(R) (revised 2004) (SFAS No. 123(R)), "Share-Based Payment", to account for its stock option plans, which is a revision of SFAS No. 123 and SFAS No. 95 "Statement of Cash Flows". SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods: (1) a "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all-share based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date; or (2) a "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company adopted SFAS 123(R) using the modified prospective approach. Under this transition method, compensation cost recognized for the year ended July 31, 2007 includes the cost for all stock options granted prior to, but not yet vested as of August 1, 2006. This cost was based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123. The cost for all share-based awards granted subsequent to July 31, 2006, represents the grant-date fair value that was estimated in accordance with the provisions of FAS No. 123(R). Results for prior periods have not been restated. Compensation cost for options will be recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period. There were no capitalized stock-based compensation costs at July 31, 2007.

Comprehensive Income (Loss)

Comprehensive income is a more inclusive financial reporting method that includes disclosure of financial information that historically has not been recognized in the calculation of net income. The Company has reported Comprehensive Income which includes net income and cumulative translation adjustments in the Consolidated Statements of Shareholders' Equity for the year ended July 31, 2007. Net income for 2006 is the same as comprehensive income (loss) defined pursuant to SFAS No. 130, "Reporting Comprehensive Income" due to the fact that the effect of foreign currency translation gain or loss was immaterial.

Net income Per Common Share

The numerator for the calculation of basic and diluted earnings per share is net income in each year. The following table sets forth the computation of basic and diluted weighted-average shares used in the per share calculations:

	(shares in thousands)	
	2007	2006
Denominator for basic net income per share-weighted-average shares outstanding	6,378	6,130
Effect of dilutive options	172	380
Denominator for diluted net income per share	6,550	6,510
Options that could potentially dilute net income per share in the future that are not included in the computation of diluted net income per share, as their impact is anti-dilutive	467	165

Goodwill and Other Intangible Assets

Under Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. Intangible assets with definitive lives at July 31, 2007 consist primarily of costs of customer relationships and an assembled and trained workforce, which are amortized over their estimated useful lives of five years. These assets were acquired in the OC-Net acquisition on January 26, 2007, where the fair value was determined by an independent valuation company using the discounted cash flow approach. Intangible assets with definitive lives at July 31, 2006 consist of deferred finance charges related to the Taglich debt.

The Company performs an annual impairment tests based on the comparison of the fair value of the assets to the carrying value of the respective assets. The fair value of the contributed assets is determined using a combination of discounted cash flows method and other common valuation methodologies. For intangible assets with indefinite lives, the fair values of these assets determined using the discounted cash flow approach were compared to their carrying values. The Company concluded that no impairment existed at the time of the annual impairment test.

Intangible assets with indefinite lives consist of $1,079,000 of goodwill at July 31, 2007.

Amortizable intangible assets costs of the following at July 31,

2007	**Carrying Amount**	**Accum Amort**
Customer relationships	$1,000,000	$100,000
Assembled and trained workforce	190,000	19,000
Deferred finance charges	20,000	19,000
Net intangible assets	$1,210,000	$138,000

2006	**Carrying Amount**	**Accum Amort**
Deferred finance charges	$20,000	$14,000

The estimated future amortization expense related to intangible assets for the years subsequent to July 31, 2007 is as follows (in thousands):

Year ending July 31,	
2008	$ 239
2009	238
2010	238
2011	238
2012	119
Total	$1,072

Accounting Pronouncements

The FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for the Company in the first quarter of fiscal 2008. The Company is currently evaluating the impact FIN 48 will have on its Consolidated Financial Statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance on the consideration of effects of the prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. Under SAB 108 registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the first annual period ending after November 15, 2006 with early application encouraged. The Company adopted SAB 108 in fiscal 2007. The adoption of this guidance has not had a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company August 1, 2008. The Company is evaluating what, if any impact that the adoption of SFAS No. 159 will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant



measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is evaluating what, if any impact Statement 157 will have on its consolidated financial statements.

2. Capitalized Software Product Costs

The estimated aggregate amortization expense for each of the five succeeding fiscal years related to capitalized software product costs subject to amortization expense consist of the following at July 31, 2007 (in thousands):

Year Ending July 31,	
2008	$ 699
2009	477
2010	249
2011	117
2012	64
Total	$1,606

3. Notes Payable

Notes payable consist of the following at July 31 (in thousands):

	2007	2006
Notes Payable	$1,533	$1,950
Less imputed interest	(33)	-
Less debt discount	(3)	(6)
Plus carrying value in excess of the face amount of the notes payable	5	36
	1,502	1,980
Less current maturities	1,023	1,400
	$ 479	$ 580

On April 24, 2003, the Company restructured its debt. In exchange for previously outstanding securities, the Company issued to a group of investors (collectively, the "New Holders"), in aggregate, $500,000 in cash, new unsecured notes in the amount of $3.9 million (the "New Notes") and new warrants for 250,000 common shares, exercisable at $1.00 per share (the "New Warrants"). The interest rate on the New Notes is prime plus 2%, adjusted quarterly (effective rate of 10.25% as of July 31, 2007). The New Notes are payable in $200,000 quarterly installments commencing March 31, 2004 through December 31, 2005 and $300,000 quarterly installments commencing March 31, 2006 until paid in full. The New Notes do not contain any financial covenants, but the Company is restricted from permitting certain liens on its assets. In addition, in the event of payment default that is not cured within ninety (90) days, Taglich Brothers, Inc., one of the New Holders, has the right to appoint one designee to the Company's Board of Directors. The New Warrants were estimated to have a value of $36,000, of which the unamortized amount reduces the carrying amount of the debt.

In accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," the exchange of the previously outstanding securities for $500,000 in cash, the New Notes and the New Warrants was accounted for as a troubled debt restructuring and no gain was recorded. Instead the liability in excess of the future cash flows to the New Holders, which was originally approximately $322,000, remains on the balance sheet as a long term debt and is being amortized as a reduction of interest expense over the life of the New Notes.

On August 7, 2003, the Company purchased from WITECH Corporation 1,025,308 shares of the Company's common stock, 30,000 common stock warrants and 20,350 shares of Series A Preferred Stock for $200,000 at closing and an $800,000 promissory note which is payable in $50,000 quarterly installments through September 30, 2007 at the prime interest rate plus 2%, adjusted quarterly (effective rate of 10.25% as of July 31, 2007). The note does not contain any financial covenants.

The Company issued $700,000 of unsecured notes in connection with the OC-Net acquisition to the previous owner of OC-Net in 2007. The interest rate on the notes is prime plus 2%, adjusted quarterly (effective rate of 10.25% as of July 31, 2007) and is payable in quarterly principal installments of $58,333 commencing March 31, 2007 through April 30, 2010. The notes do not contain any financial covenants. The Company has also recorded non-interest bearing contingent payments of $250,000 due January 27, 2008 and $150,000 due January 27, 2009. Interest was imputed at the prime rate of interest plus 2% (effective rate of 10.25% as of July 31, 2007) and is being amortized to interest expense over the life of the debt.

Principal payments due on notes payable are as follows:

Year Ending July 31	
2008	$1,023,000
2009	362,000
2010	117,000
TOTAL	$1,502,000

4. Aquisitions

On January 26, 2007, the Company purchased all of the outstanding stock of OC-NET, Inc. ("OC-NET"). OC-NET, a privately held corporation in Cypress, CA, that provided website development and hosting services to the Power Sports market (which includes motorcycles, All Terrain Vehicles, snowmobiles and personal watercraft), as well as certain customers outside the Power Sports market. Consideration for the acquisition included approximately $1.1 million in cash, 350,000 shares of the Company's common stock, $700,000 in debt to the sellers and future contingent payments totaling up to $400,000. It was determined that as of July 31, 2007, it was more likely than not that the contingencies associated with this $400,000 would be resolved such that the Company would owe those amounts. Accordingly, these amounts have been recorded as liabilities at July 31, 2007.

The purchase price of this acquisition has been allocated to the following specific assets and liabilities acquired based on the fair value of those identified tangible and intangible assets and liabilities as determined by an independent valuation.

Cash	$ 41,000
Accounts receivable	99,000
Prepaid taxes	5,000
Equipment	101,000
Software	580,000
Goodwill	1,079,000
Other intangible assets	1,190,000
Total assets	3,095,000
Accounts payable	$ 56,000
Deferred revenue	19,000
Capital leases	29,000
Deferred taxes	7,000
Total liabilities	111,000
Net assets acquired	$2,984,000

Capitalized software is amortized over 4 years and intangibles related to customer relationships and assembled and trained workforce is amortized over 5 years. In connection with the acquisition, the Company entered into an employment agreement with Robert Hipp (the "Employment Agreement") to serve as a Marketing/Business Development Manager for the Company. The term of the Employment Agreement is two years.

The foregoing description of the Purchase Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the Purchase Agreement, attached as Exhibit 2.1 of Form 8-K, dated January 29, 2007 and Form 8-K/A dated April 13, 2007, and incorporated herein by reference. The acquisition was accounted for under the purchase method; accordingly, its results are included in the financial statements of the Company from the date of acquisition.

The following unaudited pro forma results of operations for the fiscal years ended July 31, 2007 and 2006 assume the acquisition of the OC-Net business occurred at the beginning of that period:

Proforma Results
(in thousands, except per share data)

	2007	2006
Revenue	$16,094	$15,203
Net income(loss)	(146)	3,093
Net income(loss)/share	(0.02)	0.50
Net income(loss)/diluted share	(0.02)	0.48

This pro forma information does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the periods presented and is not intended to be a projection of future results.

5. Capital and Operating Leases

The Company leases office space and certain office equipment under operating lease arrangements expiring through 2011. The Company is generally liable for its share of increases in the landlord's direct operating expenses and real estate taxes related to the office space leases. Total rental expense for the operating leases was $586,000 in 2007 and $546,000 in 2006.

Rent expense for the Company's offices in Wisconsin and Colorado is recognized on a straight-line basis over the lease terms, which differ from the pattern of payments required by the leases. Other long-term liabilities at July 31, 2007 and 2006 include $21,000 and $48,000, respectively, of deferred rent.

The Company has certain capital lease agreements in place related to computer and office equipment. These agreements are immaterial to the financial statements. Minimum lease payments under remaining capital and operating leases are as follows (in thousands):

Fiscal year ending	Capital Leases	Operating Leases
2008	$ 10	$ 580
2009	6	590
2010	-	290
2011	-	218
2012	-	11
Thereafter	-	-
Less amounts related to interest	3	-
Total minimum lease payments	$ 13	$ 1,689

6. Line of Credit

The Company has a line of credit with JP Morgan Chase Bank in an amount not to exceed $1,000,000 with interest payable on the outstanding balance at the prevailing prime interest rate. The credit arrangement is secured by substantially all assets of the Company. Advances under the line of credit are limited to a borrowing base, determined by 80% of the book value of eligible accounts receivable which are less than 90 days from the invoice date, plus 45% of the value of all eligible open renewal orders (provided the renewal rate is at least 85%), less $75,000. The line of credit limits repurchases of common stock, the payment of dividends, liens on assets and new indebtedness. There were no outstanding borrowings on this credit facility as of July 31, 2007. The line of credit expires July 9, 2008.

7. Shareholders' Equity

Shareholder Rights Plan

On August 7, 2003, the Company adopted a Shareholder Rights Plan designed to protect the interests of common shareholders from an inadequate or unfair takeover, but not affect a takeover proposal which the Board of Directors believes is fair to all shareholders. Under the Shareholder Rights Plan adopted by the Board of Directors, all shareholders of record on August 18, 2003 received one Preferred Share Purchase Right for each share of common stock they owned. These Rights trade in tandem with the common stock until and unless they are triggered. Should a person or group acquire more than 10% of ARI's common stock (or if an existing holder of 10% or more of the common stock were to increase its position by more than 1%), the Rights would become exercisable for every shareholder except the acquirer that triggered the exercise. The Rights, if triggered, would give the rest of the shareholders the ability to purchase additional stock of ARI at a substantial discount. The rights will expire on August 18, 2013, and can be redeemed by the Company for $0.01 per Right at any time prior to a person or group becoming a 10% shareholder.

8. Stock-based Compensation Plans

Effective August 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123R, "Share-Based Payment ("SFAS 123R"), for its stock option and stock purchase plans. The Company previously accounted for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations and disclosure requirements established by Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), as amended by Statement of Financial Accounting Standard No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.

The Company adopted SFAS 123R using the modified prospective method. Under this transition method, compensation cost recognized in fiscal 2007 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of August 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share-based payments granted subsequent to August 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated. Compensation cost for options will be recognized in earnings, net of estimated forfeitures, on a straight-line basis over the requisite service period. There were no capitalized stock-based compensation costs at July 31, 2007. Total stock compensation expense recognized by the Company for the year ended July 31, 2007 was approximately $159,000. As of July 31, 2007, there was approximately $143,000 of total unrecognized compensation cost related to nonvested options granted under the plans.

The Company used the Black-Scholes model to value stock options granted. Expected volatility is based on historical volatility of the Company's stock. The expected life of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual term of the options is based on the U.S. Treasury yields in effect at the time of grant. As stock-based compensation expense recognized in our results for the year ended July 31, 2007 is based on awards ultimately expected to vest, the amount has been reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on our historical experience. Prior to fiscal year 2007, we accounted for forfeitures as they occurred for the purposes of our pro forma information under SFAS 123.

The fair value of each option grant is estimated using the assumptions in the following table:

	Twelve months ended July 31,	
	2007	2006
Expected life (years)	10 years	10 years
Risk-free interest rate	4.88%	4.88%
Expected volatility	122%	124%
Expected forfeiture rate	15.91%	15.12%
Expected dividend yield	0%	0%

As prescribed in the modified prospective approach, prior periods have not been restated to reflect the effects of implementing SFAS No. 123(R).



The following table illustrates the effect on net income and net income per share as if the Company had applied the fair-value recognition provisions of SFAS 123 (R) to all stock option plans for the years ended July 31, 2006 for purposes of this pro forma disclosure:

	Twelve months ended July 31, 2006
Net income as reported	$ 3,210
Stock-based compensation expense determined under fair value based method for options	(254)
Pro forma net income	$ 2,956
Pro forma net income per share – basic	$ .48
Pro forma net income per share – diluted	$ .45

Employee Stock Purchase Plans

The Company's 1992 Employee Stock Purchase Plan had 62,500 shares of common stock reserved for issuance, and all 62,500 shares have been issued. The Company's 2000 Employee Stock Purchase Plan has 175,000 shares of common stock reserved for issuance, and 148,781 of the shares have been issued as of July 31, 2007. All employees of the Company, other than executive officers, with nine months of service are eligible to participate. Shares may be purchased at the end of a specified period at the lower of 85% of the market value at the beginning or end of the specified period through accumulation of payroll deductions, not to exceed 5,000 shares per employee per year.

Stock Option Plans

On November 19, 2003, pursuant to its option exchange program, the Company accepted for cancellation from all stock option plans old options to purchase 319,186 shares of common stock, representing approximately 29% of the shares of common stock underlying all old options that were eligible for exchange in the offer. Subject to and in accordance with the terms of the offer, the Company issued, on the new option grant date, May 21, 2004, new options to purchase 245,944 shares of the Company's common stock from the 2000 Stock Option Plan in exchange for the old options cancelled in the offer. The new options were 50% vested immediately and of the remaining options, 25% vested on July 31, 2005 and 25% vested on July 31, 2006.

1991 Stock Option Plan

The Company's 1991 Stock Option Plan was terminated on August 14, 2001, except as to outstanding options. Options granted under the 1991 Plan may be either: (a) options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the Code), or (b) nonqualified stock options.

Any incentive stock option that was granted under the 1991 Plan could not be granted at a price less than the fair market value of the stock on the date of grant (or less than 110% of the fair market value in the case of holders of 10% or more of the voting stock of the Company). Nonqualified stock options were allowed to be granted at the exercise price established by the Compensation Committee, which could be less than, equal to or greater than the fair market value of the stock on the date of grant.

Each option granted under the 1991 Plan is exercisable for a period of ten years from the date of grant (five years in the case of a holder of more than 10% of the voting stock of the Company) or such shorter period as determined by the Compensation Committee and shall lapse upon the expiration of said period, or earlier upon termination of the participant's employment with the Company.

At its discretion, the Compensation Committee may require a participant to be employed by the Company for a designated number of years prior to exercising any options. The Committee may also require a participant to meet certain performance criteria, or that the Company meets certain targets or goals, prior to exercising any options.

Changes in option shares under the 1991 Plan are as follows:

	Year ended July 31, 2007			
	Options	Wt-Avg Exercise Price	Wt-Avg Remaining Contractual Period	Aggregate Intrinsic Value
Outstanding at beginning of period	146,686	$2.28	2.85	$13,125
Granted	-	-		
Exercised	-	-		
Forfeited	(21,000)	$2.12		
Outstanding at end of period	125,686	$2.31	1.89	$-
Exercisable at end of period	125,686	$2.31	1.89	$-

The range of exercise prices for options outstanding at July 31, 2007 was $2.06 to $9.06.

1993 Director Stock Option Plan

The Company's 1993 Director Stock Option Plan ("Director Plan") has expired and is terminated except for outstanding options. The Director Plan originally



had 150,000 shares of common stock reserved for issuance to nonemployee directors. Options under the Director Plan were granted at the fair market value of the stock on the grant date.

Each option granted under the Director Plan is exercisable one year after the date of grant and cannot be exercised later than ten years from the date of grant.

Changes in option shares under the Director Plan are as follows:

	Year ended July 31, 2007			
	Options	Wt-Avg Exercise Price	Wt-Avg Remaining Contractual Period	Aggregate Intrinsic Value
Outstanding at beginning of period	1,313	$2.65	3.97	$152
Granted	-	-		
Exercised	-	-		
Forfeited	-	-		
Outstanding at end of period	1,313	$2.65	2.97	$-
Exercisable at end of period	1,313	$2.65	2.97	$-

The range of exercise prices for options outstanding at April 30, 2007 was $2.00 to $3.56.

2000 Stock Option Plan

The Company's 2000 Stock Option Plan ("2000 Plan") has 1,450,000 shares of common stock authorized for issuance. Options granted under the 2000 Plan may be either: (a) options intended to qualify as incentive stock options under Section 422 of the Code, or (b) nonqualified stock options.

Any incentive stock option that is granted under the 2000 Plan may not be granted at a price less than the fair market value of the stock on the date of the grant (or less than 110% of the fair market value in the case of a participant who is a 10% shareholder of the Company within the meaning of Section 422 of the Code). Nonqualified stock options may be granted at the exercise price established by the Compensation Committee.

Each incentive stock option granted under the 2000 Plan is exercisable for a period of not more than ten years from the date of grant (five years in the case of a participant who is 10% shareholder of the Company). Nonqualified stock options do not have this restriction.

Eligible participants include current and prospective employees, nonemployee directors, consultants or other persons who provide services to the Company and whose performance, in the judgment of the Compensation Committee or management of the Company, can have a significant effect on the success of the Company. Changes in option shares under the 2000 Plan are as follows:

	Year ended July 31, 2007			
	Options	Wt-Avg Exercise Price	Wt-Avg Remain Contract Period	Aggregate Intrinsic Value
Outstanding at beginning of period	1,054,350	$1.35	7.27	$814,975
Granted	127,000	$2.00		
Exercised	(39,126)	$0.52		
Forfeited	(129,124)	$1.46		
Outstanding at end of period	1,013,100	$1.45	6.61	$320,062
Exercisable at end of period	875,425	$1.39	6.29	$310,823

Changes in non-vested option shares under the 2000 Plan are as follows:

	Year ended July 31, 2007	
	Options	Wt-Avg Grant Date Fair Value
Non-vested at beginning of period	188,799	$1.59
Granted	127,000	$2.00
Vested	(49,000)	
Forfeited	(129,124)	$1.46
Non-vested at end of period	137,675	$1.79

The range of exercise prices for options outstanding at July 31, 2007 was $0.15 to $2.74.

9. Income Taxes

The provision for income taxes is composed of the following (in thousands):

	Year ended July 31, 2007	2006
Current:		
Federal	$ 113	$ 420
State	26	99
Utilization of net operating loss carryforwards	(135)	(490)
Deferred, net	-	(1,229)
	$ 4	$(1,200)

Provision for income taxes is based on taxes payable under currently enacted tax laws and an analysis of temporary differences between the book and tax bases of our assets and liabilities, including various accruals, allowances, depreciation and amortization. The tax effect of these temporary differences and the estimated tax benefit from tax net operating losses are reported as deferred tax assets and liabilities in the balance sheet. An assessment of the likelihood that net deferred tax assets will be realized from future taxable income is performed. To the extent that management believes it is more likely than not that some portion, or all, of the deferred tax asset will not be realized, a valuation allowance is established. This assessment is based on all available evidence, both positive and negative, in evaluating the likelihood of realizability. Issues considered in the assessment include future reversals of existing taxable temporary differences, estimates of future taxable income (exclusive of reversing temporary differences and carryforwards) and prudent tax planning strategies available in future periods. Because the ultimately realizability of deferred tax assets is highly subject to the outcome of future events, the amount established as valuation allowances is considered to be a significant estimate that is subject to change in the near term. To the extent a valuation allowance is established or there is a change in the allowance during a period, the change is reflected with a corresponding increase or decrease in the tax provision in the statement of operations.

The Company had a change in its estimated valuation allowance due to a historical trend of eight quarters of profit and projections of profit in the near future beginning in fiscal 2005. The Company continues to evaluate the realizability of deferred tax assets on a quarterly basis.

Significant components of the Company's deferred tax liabilities and assets as of July 31 are as follows (in thousands):

	2007	2006
Deferred tax assets:		
Net operating loss carryforwards	$ 13,100	$ 16,613
Alternative minimum tax credit carryforwards	66	66
Deferred revenue	2,065	2,076
Goodwill basis difference	514	602
Other	1,565	1,291
Total deferred tax assets	17,310	20,648
Valuation allowance for deferred tax assets	(14,176)	(18,024)
Net deferred tax asset	3,134	2,624
Deferred tax liabilities		
Software product costs	(660)	(530)
Intangibles and other	(380)	-
Net deferred taxes	$ 2,094	$ 2,094

As of July 31, 2007, the Company has unused net operating loss carryforwards for federal income tax purposes of $33,680,000 expiring in 2008 through 2020.

A portion of these unused net operating loss carryforwards for federal income tax purposes totaling $2,038,000 expire between 2012 and 2014 and are limited to $116,000 annually that can be utilized to offset taxable income. Use of these net operating loss carryforwards is restricted under Section 382 of the Code because of changes in ownership in 1997.

In addition, the Company has net operating loss carryforwards for state income tax purposes totaling approximately $27,493,000 expiring in 2008 through 2015.

A reconciliation between income tax expense and income taxes computed by applying the statutory federal income tax rate of 34% and the state rate of approximately 6% to income (loss) before income taxes is as follows (in thousands):

	2007	2006
Computed income taxes at 40%	$ 42	$ 804
Permanent items	8	6
Gross change in valuation allowance	-	(1,229)
Utilization of previously unrecognized benefit of net operating losses	(135)	(490)
Effective rate differences and Other	89	(291)
Income tax expense (benefit)	$ 4	$(1,200)

During 2007 and 2006, $7,432,000 and $7,643,000 respectively, of federal net operating loss carryforwards expired. These expired net operating loss carryforwards have been included in the calculation of the change in valuation allowance.

10. Employee Benefit Plan

The Company has a qualified retirement savings plan (the 401(k) Plan) covering its employees. Each employee may elect to reduce his or her current compensation by up to 25%, up to a maximum of $15,500 ($20,500 over age 50) in calendar 2007 (subject to adjustment in future years to reflect cost of living increases) and have the amount of the reduction contributed to the 401(k) Plan. Company contributions to the 401(k) Plan are at the discretion of the Board of Directors. During 2007 and 2006, the Company issued 18,556 and 8,800 shares of common stock, respectively, as a discretionary contribution to the 401(k) Plan.

The amount charged to expense for the 401(k) contributions were $41,000 during 2007 and $21,000 during 2006.



11. Changes in Accounting Estimates

During fiscal 2006, the Company settled a vendor related contract dispute. Estimates of that reserve were included in accrued liabilities as of July 31, 2006. The amount of the respective settlement was less than the amount originally estimated and accrued. The difference between the amount previously accrued and the actual payment was credited to income in fiscal 2006. The amount of this change in accounting estimate was approximately $161,000 (net of income taxes of approximately $107,000). The impact of this change was to increase basic and diluted earnings per common share in fiscal 2006 by $0.03 and $0.02, respectively.

During fiscal 2006, the Company had a change in its estimated valuation allowance related to deferred tax assets due to continual revisions and evaluations of the estimates of the expected results of operations for the next twelve months. The difference between the amounts previously recorded as a valuation allowance and the amount recorded was credited to income in fiscal 2006. The amount of this change in accounting estimate was approximately $1,229,000. The impact of this change was to increase basic earnings per common share by $0.20 and diluted earnings per common share by $0.19.

12. Business Segments

Our business segments are internally organized primarily by geographic location of the operating facilities. In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", we have segregated the Netherlands operation and the US operations into separate reportable segments. (Refer to Note 1, "Significant Accounting Policies", for a description of segment operations.) We evaluate the performance of and allocate resources to each of the segments based on their operating results excluding interest and taxes. The accounting policies for each of the segments are described in Note 1.

Information concerning our operating business segments for fiscal 2007 and 2006 is as follows:

Business Segment Information
(In thousands)

Revenue	**2007**	**2006**
Netherlands	$ 668	$ 456
United States	14,767	13,546
Consolidated	15,435	14,002
Net Income (Loss)	**2007**	**2006**
Netherlands	$ (800)	$ (869)
United States	8,866	4,079
Consolidated	$ 101	$ 3,210
Total Assets	**2007**	**2006**
Netherlands	$ 1,061	$ 742
United States	8,866	8,694
Consolidated	$ 9,927	$ 9,436

13. Concentration and Related Party

Briggs & Stratton Corporation ("Briggs") is one of the Company's customers and owns approximately 13% of the Company's stock. Briggs has entered into customer contracts with the Company and has provided vendor services to the Company in the ordinary course of business. Generally, the customer contracts are for one or two years and renew annually thereafter unless either party elects otherwise. The Company invoiced Briggs approximately $498,000 and $480,000 for products and services provided during fiscal 2007 and fiscal 2006, respectively. Briggs had unpaid net trade receivables of $250,000 or 19% and $191,000 or 18% of total trade receivables outstanding as of July 31, 2007 and 2006, respectively, $1,000 of which was over 90 days at July 31, 2007.
The vendor services provided by Briggs are for printing of the Company's postcards resold to customers and are included in cost of sales. Briggs invoiced the Company approximately $290,000 and $183,000 for printing services during fiscal 2007 and fiscal 2006, respectively, $9,000 of which were unpaid as of July 31, 2007.

Gordon J. Bridge serves on the Company's board of directors. He was assigned to help the Company evaluate potential strategic growth areas of the business for which he was compensated approximately $176,000.

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ARI

ARI NETWORK SERVICES, INC.
11425 West Lake Park Drive, Suite 900
Milwaukee, Wisconsin 53224

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

December 20, 2007

To the Shareholders of ARI Network Services, Inc.:

The 2007 Annual Meeting of Shareholders of ARI Network Services, Inc. will be held at the headquarters of ARI Network Services, Inc., 11425 West Lake Park Drive, Suite 900, Milwaukee, Wisconsin, on Thursday, December 20, 2007, at 9:00 a.m., local time, for the following purposes:

1. To elect two directors to serve until 2010.
2. To approve an amendment to the Company's 2000 Stock Option Plan.
3. To ratify the appointment of Wipfli LLP as independent auditors.
4. To transact such other business as may properly come before the meeting.

Shareholders of record at the close of business on November 2, 2007 are entitled to notice of and to vote at the meeting and at all adjournments thereof.

Holders of a majority of the outstanding shares must be present in person or by proxy in order for the meeting to be held. Shareholders are urged to date, sign and return the accompanying proxy in the enclosed envelope whether or not they expect to attend the annual meeting in person. If you attend the meeting and wish to vote your shares personally, you may do so by revoking your proxy at any time prior to the voting thereof.

By order of the Board of Directors,

Brian E. Dearing, Acting Secretary
November 12, 2007



ARI NETWORK SERVICES, INC.
11425 West Lake Park Drive, Suite 900
Milwaukee, Wisconsin 53224
(414) 973-4300

PROXY STATEMENT

The Board of Directors of ARI Network Services, Inc. (the "Company") submits the enclosed proxy for the annual meeting to be held on the date, at the time and place and for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Each shareholder of record at the close of business on November 2, 2007 will be entitled to one vote for each share of Common Stock registered in such shareholder's name. As of November 2, 2007, the Company had outstanding 6,653,377 shares of common stock, par value $0.001 (the "Common Stock"). The presence, in person or by proxy, of a majority of the shares of Common Stock outstanding on the record date is required for a quorum at the meeting. This proxy statement and the accompanying proxy and Annual Report to Shareholders are being sent to the Company's shareholders commencing on or about November 12, 2007.

Any shareholder executing and delivering the enclosed proxy may revoke the same at any time prior to the voting thereof by written notice of revocation given to the Acting Secretary of the Company.

Unless otherwise directed, all proxies will be voted FOR the election of the individuals nominated to serve as director and FOR the other proposals. The directors will be elected by a plurality of votes cast at the meeting (assuming a quorum is present). In other words, the nominees receiving the two largest numbers of votes will be elected. Any shares not voted, whether by withheld authority, broker non-vote or otherwise, will have no effect on the election of directors except to the extent that a failure to vote for an individual results in another individual receiving a larger number of votes. Any votes attempted to be cast "against" a candidate are not given legal effect and are not counted as votes cast in an election of directors. The other proposals will be approved if the affirmative votes exceed the votes cast against. Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present at the meeting but are not affirmative votes or votes against and, therefore, will have no effect on the outcome of the voting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of shares of Common Stock by each person known by the Company to beneficially own 5% or more of the Common Stock, by each director or nominee of the Company, by certain executive officers of the Company, and by all directors and executive officers of the Company as a group as of November 2, 2007 (unless otherwise indicated). The address for each of the persons listed below is 11425 West Lake Park Drive, Suite 900, Milwaukee, Wisconsin 53224, unless otherwise specified.

NAME AND ADDRESS OF BENEFICIAL OWNERS	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP (1)	PERCENT
Briggs & Stratton Corporation (2) 12301 West Wirth Street Milwaukee, WI 53201	840,000	12.6%
Peter H. Kamin (3) c/o The Nelson Law Firm, LLC 75 South Broadway, 4th Floor White Plains, NY 10601	591,500	8.9%
John C. Bray	162,010	2.4%
Gordon J. Bridge	176,527	2.6%
Brian E. Dearing (4)	649,412	9.6%
Ted C. Feierstein	79,647	1.2%



NAME AND ADDRESS OF BENEFICIAL OWNERS	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP (1)	PERCENT
Roy W. Olivier	51,137	*
William C. Mortimore	43,375	*
Timothy Sherlock	81,080	1.2%
Richard W. Weening (5)	260,224	3.8%
All executive officers and directors as a group (10 persons)	1,440,150	19.6%

* Less than 1%

(1) Except as otherwise noted, the persons named in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Includes options exercisable within 60 days of November 2, 2007 as follows: Mr. Bridge (117,785 shares), Mr. Dearing (126,583 shares), Mr. Feierstein (79,647 shares), Mr. Olivier (50,000 shares), Mr. Mortimore (43,375 shares), Mr. Sherlock (56,875 shares), Mr. Weening (123,887 shares), and all executive officers and directors as a group (689,027 shares).

(2) Stock information is provided as of March 16, 2000 based upon Schedule 13D amendment filed April 3, 2000.

(3) Stock ownership information is provided as of December 31, 2004 based upon Schedule 13G amendment filed February 2, 2005. Mr. Kamin's total includes 151,900 shares held by the Peter H. Kamin Children's Trust, 103,200 shares held by the Peter H. Kamin Profit Sharing Plan, 28,100 shares held by the Peter H. Kamin Family Foundation and 25,000 shares held by 3K Limited Partnership.

(4) Mr. Dearing's total includes 326,709 shares held in the Company's 401(k) plan, of which Mr. Dearing is a trustee with voting power. Mr. Dearing disclaims any beneficial ownership in these shares in excess of his pecuniary interest (13,890 shares). Mr. Dearing's total also includes 103,500 shares which are held in family trust.

(5) Mr. Weening's total also includes 50,677 shares held by Quaestus Management Corp., 85,000 shares held by RPI Holdings, Inc., 535 shares held in tenancy in common with a third party and 125 shares held by his spouse. Mr. Weening disclaims any beneficial ownership in the shares held by third parties in excess of his pecuniary interest.

ELECTION OF DIRECTORS

The Company's directors are divided into three classes, with staggered terms of three years each. At the meeting, shareholders will vote on two directors to serve until 2010: William C. Mortimore and Richard W. Weening.

Nominees for Election to Serve Until the Annual Meeting in 2010

William C. Mortimore, 62; Mr. Mortimore, a irector since 2004, was the founder of Merge echnologies Incorporated ("MTI") and its Chief trategist from September 2000 until July 2006, nterim Chief Executive Officer from May 2006 until uly 2006, Chairman of the Board from September 000 until May 2006, President and Chief Executive fficer from November 1987 through August 2000 and member of the Board of Directors since its inception November 1987 until July 2006. MTI NASDAQ:MRGE) is a global healthcare software and ervices company. Since December 2006, Mr. ortimore has served as Managing Director of ealthcare Growth Partners LLC, a strategy and nancial advisor to emerging healthcare information chnology companies. Mr. Mortimore has served as co-founder and a senior manager of several businesses in the fields of information communications technology, healthcare services and real estate and has been responsible for securing public and private financing for these organizations. Mr. Mortimore is an original member of the American College of Radiology / National Association of Electrical Manufacturers ("ACR / NEMA") committee responsible for establishing and maintaining the DICOM medical imaging standard. Mr. Mortimore has also served as a member of the Board of Directors of MRI Devices, Inc., a privately held diagnostic imaging manufacturer, from November 2002 until its sale to Intermagnetics General Corporation in mid 2004. Mr. Mortimore received a B. S. in Electrical Engineering from Michigan State University, an M.E.E. from the University of Minnesota and pursued doctoral studies in Electrical Engineering at the University of Minnesota.

Richard W. Weening, 61; Mr. Weening, a director since 1981, organized the Company in 1981 as a business information publishing subsidiary of Raintree Publishers, Inc. He served as President and Chief Executive Officer of the Company until October 1987, Chairman and Chief Executive Officer of the Company until October 1990, and Chairman of the Board of Directors until 1997. Currently, Mr. Weening is Chairman and CEO of Prolitec Inc., a technology-enabled services company specializing in aerobiology and indoor air quality. He is also a partner and officer of QUAESTUS & Co., Inc., a private equity investment firm. In 1996 Mr. Weening co-founded Cumulus Media Inc. (NASDAQ:CMLS), a radio broadcasting group, and served as its executive chairman until June 2000. In November 2003, Mr. Weening, without admitting or denying the allegations, entered into a Final Judgment and Order of Permanent Injunction to settle litigation instituted by the Securities and Exchange Commission relating to record-keeping and internal controls violations in connection with his position at Cumulus Media, Inc. Without admitting or denying the Commission's findings, Mr. Weening consented to the issuance of the order that required him to pay a $75,000 civil penalty and be permanently enjoined from violating the record-keeping and internal controls requirements under the Securities Exchange Act of 1934, including Section 13(b)(5) and Rules 13b2-1 and 13b2-2 promulgated thereunder, and from aiding and abetting violations of Section 13(b)(2)(A) of the Exchange Act.

Director Whose Term
Expires at the Annual Meeting in 2008

Brian E. Dearing, 52; Mr. Dearing is the Chairman of the Board, President and Chief Executive Officer of the Company. He has been a director since 1995 and was elected Chairman of the Board of Directors in 1997. Prior to joining ARI in 1995, Mr. Dearing held a series of electronic commerce executive positions at Sterling Software, Inc. in the U.S. and in Europe. Prior to joining Sterling in 1990, Mr. Dearing held a number of marketing management positions in the EDI business of General Electric Information Services since 1986. Mr. Dearing holds a Masters Degree in Industrial Administration from Krannert School of Management at Purdue University and a BA in Political Science from Union College.

Directors Whose Term Expires at
the Annual Meeting in 2010

Gordon J. Bridge, 65; Mr. Bridge, a director since December 1995, has worked on behalf of the Company on various strategic growth opportunities as a one member committee of the ARI Board of Directors, reporting to the Board of Directors, since September 2006. From January 2004 to September 2006 Mr. Bridge was president, and from May 2005 to September 2006 was Chief Executive Officer of CM IT Solutions, a nationwide franchise system providing information technology consulting and support services to small and medium sized businesses. From December 1999 to August 2001, Mr. Bridge was Chairman of the Board and Chief Executive Officer of SurferNETWORK. From November 1995 to January 2000, Mr. Bridge was Chairman of the Board and from April 1997 to March 1998 was Chief Executive Officer of ConnectInc.com Company. Mr. Bridge held various executive management positions with AT&T from 1988 to 1995, including president of three business units; Consumer Interactive Services (CSI), EasyLink Services and Computer Systems. Prior to joining AT&T, Mr. Bridge was with the IBM Corporation for nearly 23 years holding the positions of Vice President of Sales and Vice President of Marketing for the US for the National Accounts Division in the mid 1980's. Mr. Bridge holds a B.S. in Mathematics from Bradley University.

Ted C. Feierstein, 50; Mr. Feierstein, a director since January 2000, is an investment banker with First Analysis Securities Corporation, a Chicago-based institutional investment services firm providing investment banking, equity research/institutional brokerage and venture/capital and private equity services to growth companies and institutional investors. Mr. Feierstein is also a venture partner of The Prism Opportunity Fund, a private equity fund. Prior to joining First Analysis, Mr. Feierstein was an investment banker at his own firm, Ascent Partners Inc. and a senior vice-president with the Corum Group, a firm specializing in merger and acquisition advisory services to the software industry, and was an investment manager with Wind Point Partners, a private equity fund. Mr. Feierstein received an MBA from the Harvard Business School in 1989 and a BBA from the University of Wisconsin-Madison in 1979.

CORPORATE GOVERNANCE

The Board of Directors held fourteen meetings in fiscal 2007. Each incumbent director attended 75 percent or more of the combined number of meetings of the Board and of the committees on which such director served, during the period for which he has been a director or served on the committee. Directors are encouraged to attend the annual meeting of shareholders, but the Company has not adopted a formal policy requiring attendance at the annual meeting. Four of the Company's five directors attended the 2006 annual meeting of shareholders.

The Board of Directors currently does not have a formal process for shareholders to send communications to the Board of Directors. Nevertheless, efforts are made to ensure that the views of shareholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to shareholders on a timely basis. The Board of Directors believes that informal communications are sufficient to communicate questions, comments and observations that could be useful to the Board. However, shareholders wishing to formally communicate with the Board of Directors may send communications directly to ARI Network Services Inc., Attention: Chairman, 11425 West Lake Park Drive, Suite 900, Milwaukee, Wisconsin 53224. The Chairman will review such communications and, if appropriate, forward such communications to other board members.

The Company's Board of Directors has established an audit committee which is currently composed of Mr. Mortimore (chairman) and Mr. Weening. The Board of Directors has adopted a written charter for the audit committee, a copy of which was attached as Appendix A to the proxy statement relating to the Company's 2005 annual meeting of shareholders. Information regarding the functions performed by the audit committee, its membership, and the number of meetings held during fiscal 2007 is set forth in the "Report of the Audit Committee," included in this proxy statement. The members of the audit committee are independent under the NASDAQ regarding the independence of directors, including audit committee members. The Board of Directors has determined that Mr. Mortimore, and Mr. Weening are each an "audit committee financial expert" and are each "independent" as those terms are defined under the Securities and Exchange Commission regulations and NASDAQ listing standards.

The Company's Board of Directors has established a compensation committee that currently is composed of Mr. Bridge and Mr. Feierstein. The duties of the compensation committee are to approve all executive compensation, to administer the Company's 1991 Incentive Stock Option Plan, the 2000 Employee Stock Purchase Plan, the 1993 Director Stock Option Plan and the 2000 Stock Option Plan and to recommend director compensation for approval by the entire Board. The compensation committee does not have a written charter, and does not engage the services of a compensation consultant in determining or recommending the amount or form of executive or director compensation.

Mr. Dearing makes recommendations to the compensation committee regarding the numbers of options to be granted to the Company's executive officers and other employees based in part on input he receives from the Company's director of human resources. Mr. Dearing also makes recommendations to the compensation committee with respect to other executive compensation, though he recuses himself from portions of compensation committee meetings during which his own compensation is discussed. The Company's chief financial officer has historically made recommendations to the compensation committee regarding director compensation. The compensation committee met three times during fiscal 2007.

The Company's Board of Directors has not established a nominating committee, as decisions regarding Board membership are made by the full Board. Due to the small size of the Company's Board of Directors, as well as the recent lack of turnover in the Board of Directors, the Board has determined not to have a separate nominating committee. Likewise, the Board has not adopted a written charter governing director nominating decisions. Messrs. Bridge, Feierstein, Mortimore and Weening are independent under the NASDAQ listing standards, but Mr. Dearing is not because he is an executive officer of the Company.

The Board will consider candidates for director that are nominated by shareholders in accordance with the procedures set forth in the Company's by-laws. Under the by-laws, nominations, other than those made by the Board of Directors, must be made pursuant to timely notice in proper form to the secretary of the Company. To be timely, a shareholder's request to nominate a person for director, together with the written consent of such person to serve as a director, must be received by the secretary of the Company at the principal office not later than 90 days and not earlier than 150 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year. To be in proper written form, the notice must contain certain information concerning the nominee and the shareholder submitting the nomination.

The Board will consider proposed nominees whose names are submitted to it by shareholders. However, it does not have a formal process for that consideration because it believes that the informal consideration process has been adequate given the historical absence of shareholder proposals. The Board intends to review periodically whether a formal policy should be adopted.

The Board has generally identified nominees based upon suggestions by non-management directors, management members and/or shareholders. The Board considers factors important for potential members of the Board, including the individual's integrity, general business background and experience, experience with our industry, and the ability to serve on the Board. The Board does not evaluate proposed nominees differently based on who made the proposal.

Code of Ethics

ARI has adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. The code of ethics is designed to promote honest and ethical conduct, including the ethical handling of conflicts of interest, compliance with applicable laws, and full, accurate, timely and understandable disclosure in reports we send to our shareholders or file with the SEC. Violations of the code of ethics are to be reported to the audit committee. A copy of the code of ethics may be obtained, without charge, by sending a request to ARI Network Services, Inc., Attention: Corporate Secretary, 11425 West Lake Park Drive, Suite 900, Milwaukee, Wisconsin 53224.



EXECUTIVE COMPENSATION

The following table sets forth compensation for the Company's fiscal year ended July 31, 2007 for the Company's Chief Executive Officer and other two most highly compensated executive officers who were serving as executive officers as of such date (to whom we refer collectively as the "named executive officers").

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation ($)(3)	Total ($)
Brian E. Dearing President and Chief Executive Officer	2007	192,687	53,714	72,596	3,854	322,851
Timothy Sherlock (4) Chief Financial Officer, Secretary, Treasurer and VP of Finance	2007	172,009	24,171	44,700	3,440	244,320
Roy W. Olivier Vice President of Global Sales and Marketing	2007	205,127 (5)	50,317	10,753	14,798 (6)	280,995

---

(1) The values set forth in this column represent the dollar amounts recognized in accordance with Financial Accounting Standard No. 123(R) ("FAS 123R") with respect to fiscal 2007, disregarding the estimate of forfeitures for service-based vesting conditions. The expense recognized by the Company in accordance with FAS 123R may differ from the amount that will eventually be realized by the named executive officers. The assumptions used to determine the FAS 123R values are described in Note 8 to the consolidated financial statements in the Company's Annual Report on Form 10-KSB for the fiscal year ended July 31, 2007. For each of Messrs. Dearing and Sherlock, the values represent the expense attributable to option awards granted in prior years to each individual. For Mr. Mr. Olivier, the value represents the expense attributable to options granted to him in fiscal 2007.

(2) Amounts represent annual and long-term incentive payments, respectively, earned during fiscal 2007, as follows: Mr. Dearing—$13,038 and $59,558; Mr. Sherlock—$8,736 and $35,964; and Mr. Olivier—$5,376 and $5,376.

(3) Amounts represent a Company match under the Company's 401(k) plan.

(4) Mr. Sherlock resigned his employment with the Company effective September 10, 2007.

(5) Amount includes sales commissions paid during fiscal 2007 of $106,050.

(6) Mr. Olivier served as a consultant to the Company to develop a tactical sales and marketing plan from August 1, 2006 until September 11, 2006, at which time he commenced employment with the Company. In addition to a Company match under the Company's 401(k) plan, this amount includes $13,000 in consulting fees that he was paid for such service.

Stock Option Grants. All of the Company's stock option grants qualify as incentive stock options up to the $10,000 per year limitation and vest 25% per year on July 31, provided the participant is an employee of the Company at such date. Options are exercisable up to ten years after the date of grant, one year from the date of a termination of employment upon death or disability of the participant, 90 days from the date of termination for any reason other than "cause" or immediately upon termination for "cause."

Annual Incentive Compensation. Under the Management Incentive Bonus Plan. The annual component of the Company's Management Incentive Bonus Plan provides for annual cash incentives to the participants, which includes all of the executive officers. The amount of the annual incentive opportunity is equally weighted between three objective performance criteria (revenue, operating income and cash, 25% each) and other management objectives ("MBOs") agreed upon by the executive officer and the chief executive officer (or Compensation Committee for the CEO) at the beginning of the fiscal year which make up the remaining 25% of each executive officer's annual incentive opportunity. Payouts under each of the cash operating income, and MBO components of the annual incentives are limited to 50% of the amount payable based on actual results unless the threshold revenue amount (80% of target revenue growth) under the revenue component is achieved. Therefore, because the threshold revenue amount was not achieved for



the fiscal year ended July 31, 2007, the actual payouts under each of the cash, operating income and MBO components of the annual plan were limited to 50% of the amounts that would have otherwise been paid if the revenue threshold had been met. The combined results for the fiscal year ended July 31, 2007 under the annual plan were between threshold and target performance levels set by the Compensation Committee and resulted in payouts ranging from 27% to 69% of their respective base salaries for the fiscal year ended July 31, 2007. Under the plan, Messrs. Dearing, Sherlock and Olivier each received payouts of 61%, 69% and 27%, respectively, of their base salaries.

Long-Term Incentive Compensation. The executive officers are awarded long-term incentive compensation under the Company's Management Incentive Bonus Plan. These awards are based on a target award equal to the executive's actual fiscal 2007 annual incentive earned, adjusted based on the Company's performance over three consecutive one-year performance periods. The amount of the payout is adjusted on a sliding scale based on the extent to which the Company's revenue plan is achieved for each of the three years, ranging from a floor of 75% of the target award if the Company's revenue plan is not met to a cap of 200% of the target award if revenue equals or exceeds 150% of plan. Beginning with the long-term awards granted in fiscal 2006, one-half of the floor amount (75% of the target award) is paid in Company Common Stock, valued at the time of payment, and the remainder of the award is paid in cash. The award is paid in three annual payments following each of the three years in the performance period, provided the participant is employed by the Company at such time.

Targets for the long-term awards granted in fiscal 2007 will equal the executive officer's actual annual incentive earned for the fiscal year ended July 31, 2007. In addition to an individual executive officer's cap of 200% of his target award, there is a cap (or "pool") on the amount of long-term incentive that all participants can earn under the plan. The amount of the long-term incentive pool is equal to 40% of the total target annual incentives for the entire executive management team, made up of the CEO, the CFO, the Vice President of Global Sales and Marketing and Vice President of Business Development and Strategy for the fiscal year ended July 31, 2007 (hereinafter "On Target Incentive Payout" or "OTIP), adjusted upward if the Company overachieves its fiscal 2007 net income objective. As the Company did not overachieve its fiscal 2007 net income objective, the long-term incentive pool for awards granted in 2007 will be 40% of the OTIP for fiscal 2007, or $133,200. Payouts will be adjusted as noted above based on the Company's revenue during fiscal years 2008, 2009 and 2010 and paid in installments following each of those fiscal years, provided the participant is employed by the Company at such time.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
3rian E. Dearing	12,000		2.25	6/24/2008
	26,250		2.13	12/17/2008
	10,000		2.06	9/5/2010
	20,000		1.22	2/21/2011
	20,833		1.57	5/21/2014
	37,500	12,500 (1)	1.35	10/12/2014
imothy Sherlock	40,000		.81	4/9/2011
	16,875	5,625 (2)	1.35	10/12/2014
oy W. Olivier	12,500	37,500 (3)	2.10	9/15/2016

) 100% of options vest on July 31, 2008.

) Mr. Sherlock's award was forfeited upon his resignation from the Company effective September 10, 2007.

) 33% of options will vest on each of July 31, 2008, 2009 and 2010.



The Company has entered into Change of Control Agreements ("Change of Control Agreements") with each of its executive officers. The Change of Control Agreements are intended to reduce the incentive for officers not to support a transaction that is beneficial to shareholders for fear that their employment would be terminated, retain the services of these officers and provide for continuity of management in the event of any "Change of Control," as defined below. These Change of Control Agreements provide that each officer shall receive severance benefits equal to two times the sum of salary and targeted bonuses and medical and dental plan continuation for two years if, within two years following a "Change of Control," as defined below, the officer's employment is terminated without cause or by the executive for good reason. For this purpose, "good reason" is defined to include: (i) a material diminution of or interference with the officer's duties and responsibilities: (ii) a change in the principal workplace of the officer to a location outside of a 50-mile radius from Milwaukee, Wisconsin: (iii) a reduction or adverse change in the salary, bonus, perquisites, benefits, contingent benefits or vacation time previously provided to the officer: or (iv) an unreasonable increase in the workload of the officer. In addition, the officer will receive a prorated portion of the officer's average annual bonus for the preceding three fiscal years. If the officer leaves ARI for any other reason, within two years following a Change of Control, the officer will receive a prorated portion of the officer's average annual bonus for the preceding three fiscal years. The officer is under no obligation to mitigate amounts payable under the Change of Control Agreements. In addition, upon a Change of Control, all stock options and similar awards become immediately vested and all deferred compensation becomes payable.

For purposes of the Change of Control Agreements, a "Change of Control" means any of the following events: the acquisition (other than from ARI) by any individual, entity or group, subject to certain exceptions, of beneficial ownership, directly or indirectly, of 50% or more of the combined voting power of ARI's then outstanding voting securities; (ii) a merger, consolidation, share exchange, or sale or disposition of substantially all of the assets of the Company; or (iii) approval by the Company's shareholders of a complete liquidation or dissolution of the Company.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
Gordon J. Bridge	24,500	20,064	171,000 (3)	215,564
Ted C. Feierstein	20,500	20,064	—	40,564
William C. Mortimore	26,250	20,064	—	46,314
Richard W. Weening	24,000	20,064	—	44,064

(1) The values set forth in this column represent the dollar amounts recognized in accordance with FAS 123R with respect to fisca[l] 2007, disregarding the estimate of forfeitures for service-based vesting conditions. The expense recognized by the Company in accordance with FAS 123R may differ from the amount that will eventually be realized by the directors. The assumptions used to determine the FAS 123R values are described in Note 8 to the consolidated financial statements in the Company's Annual Report on Form 10-KSB for the fiscal year ended July 31, 2007. For each director, expense attributable to option awards granted in fiscal 2007 was $7,669 and the expense attributable to option awards granted in prior years was $12,395.

(2) Total stock options held as of July 31, 2007 by individuals who served as directors of the Company during fiscal 2007 were as follows: Mr. Bridge—120,785; Mr. Feierstein—82,647; Mr. Mortimore—46,375; and Mr. Weening—126,887.

(3) Represents fees paid to Mr. Bridge in connection with his work on behalf of the Company on various strategic growth opportunities as a sole member of a Board committee established for such purpose.

For fiscal 2007 service, each non-employee director received an annual cash retainer of $18,000 and an option to purchase 6,000 shares of Company Common Stock, which were granted on December 28, 2006 (50% of which vested on July 31, 2007 and the remaining 50% of which will vest on July 31, 2008). Audit committee members receive an additional $6,000 per year ($8,000 for the chairman) and compensation committee members receive an additional $2,500 per year. The options have a term of ten years and an exercise price equal to the fair market value of the Common Stock on the date of grant. In addition, Mr. Bridge receives fees in the amount of $4,500 per week in connection with his work on behalf of the Company on various strategic growth opportunities as a member of a Board committee established for such purpose.

CERTAIN TRANSACTIONS

Briggs & Stratton Corporation ("Briggs") is one of the Company's customers and owns more than 5% of the Company's stock. Briggs has entered into customer contracts with the Company in the ordinary course business. Generally, the contracts are for one year and renew annually unless either party elects otherwise. The Company invoiced Briggs approximately $498,000 for products and services provided during fiscal 2007. In addition, during fiscal 2007, Briggs provided graphic design and printing services to the Company for which the Company was charged $290,000.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon its review of Forms 3, 4 and 5 and amendments thereto furnished to the Company pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, all of such forms were filed on a timely basis by reporting persons during fiscal 2007.

AMENDMENT OF THE 2000 STOCK OPTION PLAN

At the annual meeting, shareholders are being asked to approve an amendment to the Company's 2000 Stock Option Plan (the "SOP") to increase the number of shares of Common Stock reserved for issuance under the SOP by 500,000 shares from 1,450,000 to 1,950,000. The Board of Directors adopted the amendment on October 31, 2007.

As of November 2, 2007, there were outstanding options to purchase 923,664 shares of Common Stock which have been granted under the SOP but remain unexercised. These outstanding options have a weighted average exercise price of $1.48473. Of these shares, 800,425 were exercisable as of November 2, 2007. As of November 2, 2007, there were 214,373 shares available for future grants under the SOP.

The Board believes that the number of shares currently available under the SOP is insufficient in light of the Company's need to use options to attract and retain employees and directors. Given the importance of the SOP in the past in attracting and retaining key personnel, and the importance that will be placed on the SOP in the future, particularly in connection with the Company's desire to make acquisitions as one of its growth initiatives, the Board believes that the number of shares available for issuance under the SOP must be increased to allow future option grants to be made.

The Board believes that the grant of options to employees, directors and certain contractors under the SOP, including employees of companies that may be acquired by the Company in the future, is an attractive way for the Company to be able to retain these personnel while conserving the Company's limited cash resources. In addition, the Board believes that granting stock options which vest over an extended period of time provides the optionee with an incentive to remain with the Company and actively contribute towards improving the Company's performance. The Board further believes that employee and director ownership provides a stronger incentive for these personnel to put forth maximum effort for the long term success and growth of the Company in order to see the value of their ownership grow.

Set forth below is a summary of the principal features of the SOP. The following summary, however, does not purport to be a complete description of all the provisions of the SOP. Any shareholder who wishes to obtain a copy of the actual plan document may do so upon written request to the Secretary at the Company's principal offices at 11425 West Lake Park Drive, Suite 900, Milwaukee, Wisconsin 53224.

Description of the Stock Option Plan

All directors, employees, or consultants who provide services to the Company (the "Participants") are eligible to receive options to purchase Common Stock under the SOP. As of November 2, 2007, approximately 100 persons were eligible. The SOP is designed to provide additional incentive compensation to Participants and provide them with an opportunity to acquire an equity interest in the Company. The SOP is also designed to attract and retain the Company's non-employee directors.

The SOP is administered by a compensation committee appointed by the Board of Directors. Subject to the provisions of the SOP, the compensation committee has the authority to determine the exercise prices applicable to the options, the eligible participants to whom and the time or times at which options shall be granted, the number of shares of Common Stock subject to each option, and the extent to which options may be exercisable in installments. The compensation committee also has authority to interpret the SOP, and to prescribe, amend and rescind the rules and regulations pertaining to the SOP.

Options granted under the SOP may be either (i) options granted to qualifying employees which are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or (ii) non-qualified stock options which may be granted to all Participants.

Under the SOP, no Participant may be granted options for more than 500,000 shares during any one-year period. If the proposal is approved by shareholders, the aggregate number of shares of Common Stock that may be issued under the SOP may not exceed 1,950,000. The number of shares reserved under the plan and for which awards may be granted to a Participant may be adjusted, as determined by the compensation committee, in the event of certain changes due to a recapitalization, reclassification, merger, spin-off, stock split, stock dividend, or other increase or decrease. No stock options may be granted under the SOP after December 13, 2010.

Any incentive stock option that is granted under the SOP must be granted at a price no less than the fair market value of the Common Stock on the date of grant (or no less than 110% of the fair market value in the case of holders of 10% or more of the total combined voting power of all classes of stock of the Company or of a subsidiary or parent of the Company). Non-qualified stock options may be granted at the exercise price established by the compensation committee, which may be less than the fair market value of the Common Stock on the date of grant. As of November 2, 2007, the closing price of the Company's Common Stock was $1.59 per share.

Each incentive stock option granted under the SOP is exercisable for a period not to exceed 10 years from the date of grant (or five years in the case of a holder of more than 10% of the total combined power of all classes of stock of the Company or of a subsidiary or parent of the Company) and shall lapse upon the expiration of the period, or earlier upon termination of the recipient's employment or service with the Company or as determined by the compensation committee. These limitations do not apply to non-qualified stock options. The compensation committee shall determine the period of time during which an option may be exercised following termination of employment or service due to death or disability, or following termination of employment or service due to retirement.

The Board of Directors of the Company may amend the SOP at any time, except if shareholder approval is required under tax, securities or any other applicable law. However, the Board may not make an amendment that has an adverse effect on the rights of any Participant or beneficiary of any award granted under the Plan without written consent to the amendment by the affected Participant.

Federal Income Tax Consequences of the Plan

The grant and exercise of options issued pursuant to the SOP should cause the federal income tax consequences to the Participant and the Company described below.

Incentive Stock Options. Incentive stock options under the SOP are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under Section 422 of the Code. Incentive stock options generally have the following tax consequences.

- There are generally no federal income tax consequences to the optionee or the Company by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the optionee's alternative minimum tax liability if any and, to the extent that any incentive stock option is exercisable during any calendar year with respect to shares having, as of the grant date, a fair market value exceeding $100,000, such excess will be treated as a non-qualified stock option.

- If an optionee holds stock acquired through the exercise of an incentive stock option for more than two years from the date on which the option is granted and more than one year from the date on which the shares are transferred to the optionee upon exercise of such option, then any gain or loss on a disposition of such stock will be long-term capital gain or loss. However, if the optionee disposes of the stock before the expiration of either of the above holding periods (a "disqualifying disposition"), at the time of the disqualifying disposition of the option, the optionee will realize taxable ordinary income equal to the lesser of (i) the excess of the fair market value on the date of exercise over the exercise price, or (ii) the optionee's actual gain, if any, on the purchase and sale. The optionee's additional gain or any loss upon the disqualifying disposition will be capital gain or loss which will be long-term or short-term, depending on whether the stock



acquired from exercising the option was held for more than one year.

- Upon exercise of an incentive stock option, the excess of the stock's fair market value on the date of exercise over the option exercise price will be considered a tax preference item in calculating the optionee's alternative minimum tax, if any.

- To the extent the optionee recognizes ordinary income by reason of a disqualifying disposition, the Company will be entitled to a corresponding compensation expense deduction in the tax year in which the disposition occurs.

Non-Qualified Stock Options. At the time any non-qualified option is granted, the optionee will not recognize any taxable income and the Company will not be entitled to any deduction. When an optionee exercises a non-qualified option, the optionee will generally recognize ordinary income in an amount equal to the excess of the fair market value of the Common Stock received on the date of exercise over the option exercise price. The Company will be entitled to a deduction in an amount equal to the income recognized by the optionee. The basis of the Common Stock received upon the exercise of a non-qualified option will be the exercise price paid plus the amount recognized by the optionee as taxable income attributable to such shares as a result of the exercise.

When an optionee sells stock acquired by the exercise of a non-qualified option, the difference between the amount received and the adjusted tax basis of the stock will be capital gain or loss if such shares constitute a capital asset in the hands of the optionee. The compensation deduction by the Company upon exercise of non-qualified options by the CEO or any of the other four most highly compensated executive officers may be limited by Section 162(m) of the Code, which limits the deductibility of compensation in any one year to $1,000,000 unless the excess compensation is "performance-based."

Plan Benefits

As of the date of this Proxy Statement, none of the 500,000 shares that are subject to shareholder approval have been granted. It is not determinable what options will be received by Participants under the SOP in fiscal 2008. However, the following table provides information concerning options awarded to employees and directors in fiscal 2007 under the SOP.

Name	Number of Options
Brian E. Dearing	0
Timothy Sherlock	0
Roy W. Olivier	50,000
All current executive officers as a group	50,000
All current non-employee directors as a group	24,000
All employees who are not executive officers as a group	53,000

THE BOARD OF DIRECTORS RECOMMENDS A VOTE **"FOR"** APPROVAL OF THE AMENDMENT TO THE SOP. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED FOR APPROVAL OF THE SOP AMENDMENT UNLESS SHAREHOLDERS SPECIFY TO THE CONTRARY IN THEIR PROXIES.

RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has appointed Wipfli LLP to serve as the Company's independent accountant to audit the books and accounts of the Company and its subsidiaries for the fiscal year ending July 31, 2008. The Board of Directors has recommended that shareholders ratify this appointment. It is intended that the shares represented by the proxy will be voted (unless the proxy indicates to the contrary) for ratification of the appointment. Wipfli LLP also served as the Company's independent accountant for the fiscal year ended July 31, 2007. A representative of Wipfli LLP is expected to be present at the meeting with the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

Auditor's Fees

Fees for professional services provided by our independent auditors in each of the last two fiscal years, in each of the following categories, were as follows:

	2007	2006
Audit Fees	$106,935	$111,875
Audit Related Fees	—	—
Tax Fees	17,178	5,500
All Other Fees	6,788	—
Total Fees	$130,901	$117,375

Tax services rendered by our independent auditors included consultations on state sales and use tax. All other services rendered by our independent auditors in fiscal 2007 and 2006 included consultations on accounting matters regarding newly adopted FAS 123R, acquisition related filings and the regulations of the Securities and Exchange Commission.

The audit committee pre-approves all audit and permitted non-audit services provided by the independent auditors, unless such pre-approval is waived in accordance with Item 2-01(c)(7)(i)(C) of Regulation S-X. These services may include audit services, audit-related services, tax services and other services. The audit committee has delegated the authority to grant pre-approval of auditing or allowable non-audit services to the chairman of the audit committee. Each pre-approval decision pursuant to this delegation is to be presented to the full audit committee at its next scheduled meeting.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information about shares of the Company's Common Stock outstanding and available for issuance under the Company's existing equity compensation plans: the 1991 Incentive Stock Option Plan, the 1993 Director Stock Option Plan, the 2000 Employee Stock Purchase Plan and the 2000 Stock Option Plan. The table details securities authorized for issuance under the Company's equity compensation plans as of July 31, 2007. The table below does not include stock option grants, exercises or cancellations since July 31, 2007 and, in accordance with SEC rules, excludes information concerning the Company's 401(k) plan. The Company has discontinued granting options under the 1991 Incentive Stock Option Plan and 1993 Director Stock Option Plan, although options are outstanding under those plans.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column] (a) (c)
Equity compensation plans approved by security holders	1,390,100	$1.45	151,156
Equity compensation plans not approved by security holders (1)	13,533	N/A	N/A
Total	1,403,633		151,156

(1) Represents estimated number of shares to be issued pursuant to long-term incentive plan awards described above, based on an assumed value of $1.59 per share (the November 2, 2007 closing stock price).

OTHER MATTERS

Other Proposed Action

The Board of Directors of the Company knows of no other matters which may come before the meeting. However, if any matters other than those referred to above should properly come before the meeting, the persons named in the enclosed proxy will vote such proxy in accordance with their discretion.

Shareholder Proposals

All proposals of shareholders intended to be presented at the Company's 2008 Annual Meeting must be received by the Company at its executive offices on or before September 22, 2008, in order to be presented at the meeting (and must otherwise be in accordance with the requirements of the Bylaws of the Company) and must be received by July 14, 2008 to be considered for inclusion in the proxy statement for that meeting.

Costs of Solicitation

The expenses of printing and mailing proxy materials, including reasonable expenses involved in forwarding materials to beneficial owners of Common Stock, will be borne by the Company. In addition, directors, officers or employees of the Company may solicit the return of proxies from certain shareholders by telephone, e-mail, facsimile or personal solicitation.

SHAREHOLDERS MAY OBTAIN A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AT NO COST BY WRITING TO THE INVESTOR RELATIONS DEPARTMENT, ARI NETWORK SERVICES, INC., 11425 WEST LAKE PARK DRIVE, SUITE 900, MILWAUKEE, WISCONSIN 53224.

BY ORDER OF THE BOARD OF DIRECTORS

Brian E. Dearing, Acting Secretary

November 12, 2007



REPORT OF THE AUDIT COMMITTEE

The primary responsibility of the Committee is to oversee the Company's financial reporting process on behalf of the Board of Directors and to report the results of its activities to the Board. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. A complete description of the Committee's duties is set forth in its charter.

In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under standards of the Public Company Oversight Board (United States). In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company including matters in the written disclosures required by the Independence Standards Board and considered the compatibility of non-audit services with auditors' independence.

The Committee discussed with the Company's independent auditors the overall scope and plans for their audit. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examination and their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee held five meetings during fiscal 2007.

In reliance on the views and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-KSB for the year ended July 31, 2007 for filing with the Securities and Exchange Commission. The Committee has also approved the selection of the Company's independent auditors.

/s/ William C. Mortimore
William C. Mortimore, Chairman of the Audit Committee

/s/ Richard W. Weening
Richard W. Weening, Audit Committee Member

DIRECTORS

Gordon J. Bridge
Business Consultant

Brian E. Dearing
Chairman of the Board,
President and
Chief Executive Officer,
ARI Network Services, Inc.

Ted C. Feierstein
Investment Banker, First Analysis Securities Corporation and Venture Partner, Prism Opportunity Fund

William C. Mortimore
Managing Director, Healthcare Growth Partners, LLC

Richard W. Weening, Jr.
Chairman and CEO, Prolitec Inc. and Partner and Officer of QUAESTUS & Co., Inc.

OFFICERS

John C. Bray
Vice President
Business Development and Strategy

Brian E. Dearing
Chairman, President and
Chief Executive Officer,
and a Director

Roy W. Olivier
Vice President
Global Sales and Marketing

AUDITORS

Wipfli, LLC
Milwaukee, Wisconsin
www.wipfli.com

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane,
New York, NY 10038
www.amstock.com

LEGAL COUNSEL

Godfrey & Kahn, S.C.
Milwaukee, WI
www.gklaw.com

CORPORATE INFORMATION

ANNUAL MEETING
Shareholders are invited to attend ARI Network Services, Inc. 2007 Annual Meeting at 9:00 a.m. on Thursday, December 20, 2007 at the Company's corporate headquarters, 11425 W. Lake Park Drive, Suite 900, Milwaukee, Wisconsin, 53224.

STOCK LISTING AND SYMBOL
ARI Network Services, Inc. common stock is traded on NASD OTCBB under the symbol ARIS.

FORM 10-Q REPORTS
Copies of the Company's quarterly Form 10-QSB reports (without exhibits) filed with the Securities and Exchange Commission are available to shareholders, without charge, by contacting the investor Relations Department at the Company's headquarters address or investor_relations@arinet.com.

ONLINE FINANCIAL INFORMATION
Press releases, including annual and quarterly financial releases, conference call notes and reconciliation of non-GAAP measures are available in the Company's website at http://www.arinet.com. Acces to SEC filings is available through EDGAR Online (http://www.sec.go

INVESTOR INFORMATION
ARI Network Services news releases and other investor information are available on the Internet at http://www.arinet.com or by contacting the Investor Relations Department at the Company's headquarters address or investor_relations@arinet.com.

TRADEMARKS
TradeRoute® and PartSmart® are registered trademarks and PartSmart Web™, PartSmart Data Manager™, PartSmart Data Publisher™, WebsiteSmart™, WebsiteSmart Pro™, ARI MailSmart™ and WarrantySmart™ are trademarks of ARI Network Services, Inc. All other corporate names are trademarks or registered trademarks their respective companies.

NOTE: PartSmart Web was previously names EMPARTweb™; PartSmart Dat Manager was previously named EMPARTpublisher™ and PartSmart Data Publisher was previously named EMPART XML Publisher™. ARI changed the names of these products to unify the Company's branding.



Headquarters
11425 West Lake Park Drive,
Suite 900
Milwaukee, WI 53224
Phone: +1 414.973.4300
Fax: +1 414.973.4357
www.arinet.com
Email: info@arinet.com

California Office
6101 Ball Street,
Suite 309
Cypress, CA 90630
Phone: +1 714.236.3779
Fax: +1 714.821.3906

Colorado Office
5755 Mark Dabling Blvd,
Suite 200
Colorado Springs, CO 80919
Phone: +1 719.444.8611
Fax: +1 719.444.8408

European Office
Raoul Wallenbergplein1
2405 CZ Alphen Aan den
Rijn The Netherlands
Phone: +31 172 449060
Fax: +31 172 449181
www.arinet.eu
Email: sales@arinet.eu

Virginia Office
3356 Ironbound Road, #
Williamsburg, VA 23188
Phone: +1 757.220.877
Fax: +1 757.220.5741

END